04048704

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, Inc.	0001021913
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, October ~~28~~ 27, 2004, Series 2004-BC4	333-118926

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CWABS, INC.

By: ______________________
Name: Ruben Avilez
Title: Vice President

Dated: October 27, 2004

EXHIBIT INDEX

Exhibit Number	Item 601(a) of Regulation S-K Exhibit No.	Sequentially Numbered Description	Page
1	99	Computational Materials	Filed Manually

ABS New Transaction

Revised Computational Materials

$980,000,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES, SERIES 2004-BC4

Countrywide
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prosp ectus supplement may be obtained by contacting your Countrywide Securities account representative.

An investor or potential investor in the Certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment an tax structure.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Revised Term Sheet | *Date Revised: October 5, 2004*

$980,000,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2004-BC4

Class (1)(2)	Principal Balance (3)	WAL (Years) Call/Mat (4)	Payment Window (Mos) Call/Mat(4)	Expected Ratings (S&P/Fitch) (5)	Last Scheduled Distribution Date	Certificate Type
1-A-1	$564,755,000	2.70 / 2.92	1 - 85 / 1 - 196	AAA/AAA	Jan 2035	Floating Rate Super Senior
1-A-2	$56,475,000	2.70 / 2.92	1 - 85 / 1 - 196	AAA/AAA	Jan 2035	Floating Rate Senior Mezzanine
2-A-1	$73,107,000	0.87 / 0.87	1 - 20 / 1 - 20	AAA/AAA	Jul 2021	Floating Rate Senior
2-A-2	$113,646,000	2.80 / 2.80	20 - 65 / 20 - 65	AAA/AAA	Oct 2032	Floating Rate Senior
2-A-3	$31,517,000	6.68 / 8.31	65 - 85 / 65 - 197	AAA/AAA	Jan 2035	Floating Rate Senior
M-1	$45,500,000	4.84 / 5.34	39 - 85 / 39 - 154	AA+/AA+	Nov 2034	Floating Rate Mezzanine
M-2	$22,500,000	4.81 / 5.27	39 - 85 / 39 - 141	AA/AA	Oct 2034	Floating Rate Mezzanine
M-3	$11,500,000	4.80 / 5.23	38 - 85 / 38 - 133	AA/AA-	Sep 2034	Floating Rate Mezzanine
M-4	$12,000,000	4.79 / 5.20	38 - 85 / 38 - 128	AA-/A+	Sep 2034	Floating Rate Mezzanine
M-5	$11,500,000	4.79 / 5.16	38 - 85 / 38 - 122	A+/A	Aug 2034	Floating Rate Mezzanine
M-6	$10,000,000	4.79 / 5.10	37 - 85 / 37 - 115	A/A-	Jul 2034	Floating Rate Mezzanine
M-7	$12,500,000	4.77 / 5.01	37 - 85 / 37 - 108	BBB+/BBB+	May 2034	Floating Rate Mezzanine
M-8	$7,500,000	4.77 / 4.89	37 - 85 / 37 - 97	BBB+/BBB	Mar 2034	Floating Rate Mezzanine
B	$7,500,000	4.73 / 4.74	37 - 85 / 37 - 88	BBB/BBB-	Dec 2033	Floating Rate Subordinate
Total:	**$980,000,000**					

*(1) The Class 1-A-1 and Class 1-A-2 Certificates (collectively, the "**Class 1-A Certificates**") are backed primarily by the cashflows from the Group 1 Mortgage Loans, the Class 2-A-1, Class 2-A-2 and Class 2-A-3 Certificates (collectively, the "**Class 2-A Certificates**") are backed primarily by the cashflows from the Group 2 Mortgage Loans. Together, the Class 1-A Certificates and Class 2-A Certificates are referred to herein as the "**Senior Certificates.**" Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates (collectively, the "**Subordinate Certificates**") are backed by the cashflows from all of the Mortgage Loans.*
(2) The margins on the Senior Certificates and the Subordinate Certificates will be equal to 2.0x and 1.5x, respectively, after the Clean-up Call date.
(3) The principal balance of each Class of Certificates is subject to a 10% variance.
(4) See "Pricing Prepayment Speed" below.
(5) Rating Agency Contacts: Standard and Poor's, Elizabeth Mooney 212-438-7636; Fitch, Kei Ishidoya 212-908-0238.

Trust: Asset-Backed Certificates, Series 2004-BC4.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation (Lead Manager), Merrill Lynch, Pierce, Fenner & Smith Incorporated (Co-Manager).

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The Senior Certificates and the Subordinate Certificates are together referred to herein as the "***Offered Certificates.***"

Non-Offered Certificates: The "***Non-Offered Certificates***" consist of the Class C, Class P and Class A-R Certificates. The Offered Certificates and Non-Offered Certificates are together referred to herein as the "***Certificates.***"

Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	October 1, 2004.
Cut-off Date:	As to any Mortgage Loan, the later of October 1, 2004 and the origination date of such Mortgage Loan.
Expected Pricing Date:	October [6], 2004.
Expected Closing Date:	October 28, 2004.
Expected Settlement Date:	October 28, 2004.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in November 2004.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	With respect to the Offered Certificates, for each Distribution Date it will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (calculated on an actual/360 day basis).
ERISA Eligibility:	The Senior Certificates and the Subordinate Certificates are expected to be eligible for purchase by employee benefit plans and similar plans and arrangements that are subject to Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended, subject to certain considerations.
SMMEA Eligibility:	None of the Offered Certificates will constitute "mortgage related securities" for the purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call ("***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Senior Certificates and the Subordinate Certificates will be priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
100% PPC assumes 20% HEP (i.e., prepayments start at 2.0% CPR in month one, and increase by 2.0% CPR each month to 20% CPR in month ten, and remain at 20% CPR thereafter).

Adjustable Rate Mortgage Loans
100% PPC, which assumes 4% CPR in month 1, an additional 1/11th of 16% CPR for each month thereafter, building to 20% CPR in month 12 and remaining constant at 20% CPR until month 26, increasing to and remaining constant at 60% CPR from month 27 until month 30 and decreasing and remaining constant at 32% CPR from month 31 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of fixed and adjustable rate Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "**Mortgage Pool**"). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans in the Statistical Pool was approximately $1,057,967,871 of which: (i) approximately $609,545,688.58 were adjustable rate mortgage loans and approximately $176,015,960 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 1 Mortgage Loans***") and (ii) approximately $206,145,531 were adjustable rate mortgage loans and approximately $66,260,692 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 2 Mortgage Loans***" and, together with the Group 1 Mortgage Loans, the "***Mortgage Loans***").

Pass-Through Rate: The "***Pass-Through Rate***" for each class of Senior Certificates and Subordinate Certificates will be equal to the lesser of (a) one-month LIBOR plus the related margin for such class, and (b) the related Net Rate Cap.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate and (b) the trustee fee rate (such sum, the "***Expense Fee Rate***").

Net Rate Cap: The "***Net Rate Cap***" is generally equal to the following (subject to certain exceptions described in the Prospectus Supplement):

Class	
1-A	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans, (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-A	The weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Subordinate Certificates	The weighted average of the Net Rate Caps of the Class 1-A and Class 2-A Certificates, in each case, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the aggregate principal balance of the Class 1-A and Class 2-A Certificates, as applicable (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover: For any Class of Senior Certificates or Subordinate Certificates and any Distribution Date, the "***Net Rate Carryover***" will equal the sum of (a) the excess of (i) the amount of interest that would have accrued thereon if the applicable Pass-Through Rate had not been limited by the applicable Net Rate Cap over (ii) the amount of interest accrued based on the applicable Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the applicable Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the applicable Corridor Contract and Excess Cashflow remaining from both loan groups, as described under the heading "Certificates Priority of Distributions" below.

Corridor Contracts:

The Trust will include three Corridor Contracts for the benefit of the (i) Class 1-A Certificates, (ii) Class 2-A Certificates and (iii) Subordinate Certificates (the ***"Class 1-A Corridor Contract," "Class 2-A Corridor Contract,"*** and ***"Subordinate Corridor Contract,"*** respectively, and, collectively, the "***Corridor Contracts***"). After the Closing Date, the notional amount of the related Corridor Contracts will each amortize down pursuant to the related amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the related Certificates. With respect to each Distribution Date, payments received on (a) the Class 1-A Corridor Contract will be available to pay the holders of the Class 1-A Certificates any related Net Rate Carryover, (b) the Class 2-A Corridor Contract will be available to pay the holders of the Class 2-A Certificates any related Net Rate Carryover, and (c) the Subordinate Corridor Contract will be available to pay the holders of the Subordinate Certificates any related Net Rate Carryover. Amounts received under each Corridor Contract will be paid to the related Class or Classes of Certificates, pro rata, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay any Net Rate Carryover on the related Certificates on such Distribution Date will be distributed to the holder of the Class C Certificates and will not be available for payments of any Net Rate Carryover on any class of Certificates on future Distribution Dates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class	S&P/ Fitch	Initial Subordination (1)	Target Subordination at Stepdown (1)
1-A	AAA/AAA	16.05%	32.10%
2-A	AAA/AAA	16.05%	32.10%
M-1	AA+/AA+	11.50%	23.00%
M-2	AA/AA	9.25%	18.50%
M-3	AA/AA-	8.10%	16.20%
M-4	AA-/A+	6.90%	13.80%
M-5	A+/A	5.75%	11.50%
M-6	A/A-	4.75%	9.50%
M-7	BBB+/BBB+	3.50%	7.00%
M-8	BBB+/BBB	2.75%	5.50%
B	BBB/BBB-	2.00%	4.00%

(1) Initial O/C at closing is [2.00]%. Does not include any credit for Excess Interest.

Subordination:

The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, each Subordinate Certificate will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B, with each subsequent Class providing credit support for the prior Class or Classes, if any. The Class 1-A-2 Certificates will provide additional subordination to the Class 1-A-1 Certificates, to the extent described under *"Allocation of Losses"* below.

Overcollateralization: On the Closing Date, the principal balance of the Mortgage Loans will exceed the principal balance of the Certificates, resulting in Overcollateralization equal to the Initial Overcollateralization Target (as defined below). Any realized losses on the Mortgage Loans will be covered first by Excess Cashflow and then by Overcollateralization. In the event that the Overcollateralization is so reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization reaches the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced below the Overcollateralization Target by realized losses.

Overcollateralization Target: Prior to the Stepdown Date, the Initial Overcollateralization Target will be equal to 2.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Initial Overcollateralization Target"***). The Initial Overcollateralization Target will be met on the Closing Date.

On or after the Stepdown Date, the Overcollateralization Target will be equal to 4.00% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the "***O/C Floor***") of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event (as described herein) is in effect on the related Distribution Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event is in effect.

Excess Cashflow: ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under "Certificates Priority of Distributions."

Trigger Event: A ***"Trigger Event"*** will be in effect on a Distribution Date on or after the Stepdown Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger: With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds 42.25% of the Senior Enhancement Percentage. As used above, the "***Senior Enhancement Percentage***" with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger: With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Period *(month)*	Percentage
37 – 48	4.75% with respect to November 2007, plus an additional 1/12th of 1.50% for each month thereafter
49 – 60	6.25% with respect to November 2008, plus an additional 1/12th of 1.25% for each month thereafter
61 – 72	7.50% with respect to November 2009, plus an additional 1/12th of 0.25% for each month thereafter
73+	7.75%

Stepdown Date:

The earlier to occur of:
(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and
(ii) the later to occur of:
a. the Distribution Date in November 2007.
b. the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to 67.90% of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Certificates, in the following order: to the Class B, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates, in that order, in each case until the respective certificate principal balance of such class has been reduced to zero. Any additional realized losses on the Group 1 Mortgage Loans which would otherwise be allocated to the Class 1-A-1 Certificate, will be allocated to the Class 1-A-2 Certificates until the certificate principal balance of that class is reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds sequentially, as follows: (i) current and unpaid interest, concurrently (a) from interest funds related to the Group 1 Mortgage Loans concurrently to each class of Class 1-A Certificates, pro rata, based on their respective entitlements, (b) from interest funds related to the Group 2 Mortgage Loans concurrently to each class of Class 2-A Certificates, pro rata, based on their respective entitlements, (ii) from any remaining interest funds related to all of the Mortgage Loans to each class of Senior Certificates, any remaining current and unpaid interest as described in the prospectus supplement, and (iii) from any remaining interest funds related to all of the Mortgage Loans, current interest sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates;
2) Principal funds, as follows: (i) principal funds related to all Mortgage Loans, concurrently, (a) to the Class 1-A-1 Certificates and Class 1-A-2 Certificates, pro rata, until the Certificate Principal Balances thereof have been reduced to zero (b) the Class 2-A Certificates (as described below under "Principal Paydown" and "Class 2-A Principal Distributions" below), then (ii) from any remaining principal funds related to all of the Mortgage Loans sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates, each as described more fully under "Principal Paydown" below;
3) Any Excess Cashflow to the Senior Certificates and/or the Subordinate Certificates (as applicable) to restore Overcollateralization as described under "Overcollateralization Target" and "Principal Paydown," respectively;
4) Any remaining Excess Cashflow to pay first, any unpaid realized loss amounts on the Class 1-A-2 Certificates, and second, (a) any unpaid interest, then (b) to pay any unpaid realized loss amounts sequentially for each class, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates;
5) Any remaining Excess Cashflow to pay Net Rate Carryover for each class of Senior Certificates and Subordinate Certificates still remaining unpaid after application of amounts received under the applicable Corridor Contract (as described above), payable on a pro rata basis, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover; and
6) To the Class C Certificates, any remaining amount.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, the Class 1-A or Class 2-A Certificates are retired prior to the other Senior Certificates, 100% the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all the Senior Certificates and the Subordinate Certificates will be entitled to receive payments of principal in the following order of priority from principal funds related to all of the Mortgage Loans: (i) first, concurrently and pro rata based on the related principal distribution amount to be paid to such class, to (a) the Class 1-A-1 Certificates and Class 1-A-2 Certificates, pro rata, until the Certificate Principal Balances thereof have been reduced to zero (b) the Class 2-A Certificates (as described below under "Class 2-A Principal Distributions" below), such that the Senior Certificates in the aggregate will have 32.10% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 23.00% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 18.50% Subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 16.20% Subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 13.80% Subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 11.50% Subordination, (vii) seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have 9.50% Subordination, (viii) eighth, to the Class M-7 Certificates, such that the Class M-7 Certificates will have 7.00% Subordination, (ix) ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have 5.50% Subordination and (x) tenth, to the Class B Certificates such that the Class B Certificates will have 4.00% Subordination; provided, however, that the subordination for each class or classes will be subject to the O/C Floor for the related Loan Group or Loan Groups.

As described in the prospectus supplement, under certain circumstances principal or interest from one Loan Group may be used to pay the Senior Certificates related to the other Loan Group.

Class 2-A Principal Distributions:

Principal distributed on the Class 2-A Certificates will be applied sequentially, to the Class 2-A-1, Class 2-A-2 and Class 2-A-3 Certificates, in that order, in each case until the certificate principal balances thereof are reduced to zero.

Provided, however, that if (i) the aggregate certificate principal balance of the Senior Certificates is greater than the aggregate principal balance of all the Mortgage Loans in the Mortgage Pool and (ii) the aggregate certificate principal balance of the Class 2-A Certificates is greater than the principal balance of the Mortgage Loans in Loan Group 2, the distributions on the Class 2-A Certificates will be made pro rata based on the certificate principal balances of the Class 2-A Certificates.

[Discount Margin Tables, Available Funds Schedules and Collateral Tables to Follow]

Discount Margin Tables (%) (1)

Class 1-A-1 (To Call)

Margin 0.35%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	35	35	35	35	35
WAL (yr)	5.09	3.55	2.70	2.11	1.68
MDUR (yr)	4.67	3.35	2.59	2.05	1.65
First Prin Pay	Nov04	Nov04	Nov04	Nov04	Nov04
Last Prin Pay	Aug18	Apr14	Nov11	Apr10	Mar09

Class 1-A-1 (To Maturity)

Margin 0.35%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	37	37	37	37	37
WAL (yr)	5.44	3.84	2.92	2.29	1.82
MDUR (yr)	4.92	3.58	2.77	2.20	1.77
First Prin Pay	Nov04	Nov04	Nov04	Nov04	Nov04
Last Prin Pay	Mar31	Sep25	Feb21	Oct17	Jun15

Class 1-A-2 (To Call)

Margin 0.40%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	40	40	40	40	40
WAL (yr)	5.09	3.55	2.70	2.11	1.68
MDUR (yr)	4.66	3.35	2.59	2.05	1.65
First Prin Pay	Nov04	Nov04	Nov04	Nov04	Nov04
Last Prin Pay	Aug18	Apr14	Nov11	Apr10	Mar09

Class 1-A-2 (To Maturity)

Margin 0.40%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	42	42	43	43	43
WAL (yr)	5.44	3.84	2.92	2.29	1.82
MDUR (yr)	4.91	3.57	2.77	2.20	1.77
First Prin Pay	Nov04	Nov04	Nov04	Nov04	Nov04
Last Prin Pay	Mar31	Sep25	Feb21	Oct17	Jun15

(1) See definition of Pricing Prepayment Speed above.

Class 2-A-1 (To Call)

Margin 0.17%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	17	17	17	17	17
WAL (yr)	1.43	1.10	0.87	0.72	0.62
MDUR (yr)	1.41	1.09	0.87	0.72	0.62
First Prin Pay	Nov04	Nov04	Nov04	Nov04	Nov04
Last Prin Pay	Mar07	Oct06	Jun06	Feb06	Dec05

Class 2-A-1 (To Maturity)

Margin 0.17%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	17	17	17	17	17
WAL (yr)	1.43	1.10	0.87	0.72	0.62
MDUR (yr)	1.41	1.09	0.87	0.72	0.62
First Prin Pay	Nov04	Nov04	Nov04	Nov04	Nov04
Last Prin Pay	Mar07	Oct06	Jun06	Feb06	Dec05

Class 2-A-2 (To Call)

Margin 0.34%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	34	34	34	34	34
WAL (yr)	5.31	3.67	2.80	2.17	1.87
MDUR (yr)	4.98	3.52	2.72	2.13	1.84
First Prin Pay	Mar07	Oct06	Jun06	Feb06	Dec05
Last Prin Pay	Jun15	Jan12	Mar10	Dec08	May07

Class 2-A-2 (To Maturity)

Margin 0.34%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	34	34	34	34	34
WAL (yr)	5.31	3.67	2.80	2.17	1.87
MDUR (yr)	4.98	3.52	2.72	2.13	1.84
First Prin Pay	Mar07	Oct06	Jun06	Feb06	Dec05
Last Prin Pay	Jun15	Jan12	Mar10	Dec08	May07

Class 2-A-3 (To Call)

Margin	0.50%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	50	50	50	50	50
WAL (yr)	13.09	8.97	6.68	5.18	3.49
MDUR (yr)	11.28	8.11	6.20	4.89	3.35
First Prin Pay	Jun15	Jan12	Mar10	Dec08	May07
Last Prin Pay	Aug18	Apr14	Nov11	Apr10	Mar09

Class 2-A-3 (To Maturity)

Margin	0.50%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	57	58	59	59	61
WAL (yr)	15.70	11.08	8.31	6.48	4.53
MDUR (yr)	13.04	9.69	7.50	5.98	4.25
First Prin Pay	Jun15	Jan12	Mar10	Dec08	May07
Last Prin Pay	Apr31	Nov25	Mar21	Nov17	Jul15

Class M-1 (To Call)

Margin	0.70%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	70	70	70	70	70
WAL (yr)	9.21	6.30	4.84	4.26	4.32
MDUR (yr)	8.12	5.78	4.54	4.04	4.10
First Prin Pay	May09	Dec07	Jan08	May08	Oct08
Last Prin Pay	Aug18	Apr14	Nov11	Apr10	Mar09

Class M-1 (To Maturity)

Margin	0.70%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	72	73	73	73	73
WAL (yr)	10.03	6.95	5.34	4.66	4.74
MDUR (yr)	8.66	6.26	4.94	4.38	4.47
First Prin Pay	May09	Dec07	Jan08	May08	Oct08
Last Prin Pay	Aug27	Aug21	Aug17	Nov14	Dec12

Class M-2 (To Call)

Margin	0.80%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	80	80	80	80	80
WAL (yr)	9.21	6.30	4.81	4.13	3.98
MDUR (yr)	8.07	5.76	4.50	3.91	3.78
First Prin Pay	May09	Dec07	Jan08	Mar08	Jul08
Last Prin Pay	Aug18	Apr14	Nov11	Apr10	Mar09

Class M-2 (To Maturity)

Margin	0.80%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	82	83	83	83	83
WAL (yr)	9.98	6.90	5.27	4.49	4.28
MDUR (yr)	8.58	6.20	4.87	4.21	4.04
First Prin Pay	May09	Dec07	Jan08	Mar08	Jul08
Last Prin Pay	Mar26	Apr20	Jul16	Jan14	Apr12

Class M-3 (To Call)

Margin	0.90%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	90	90	90	90	90
WAL (yr)	9.21	6.30	4.80	4.08	3.83
MDUR (yr)	8.03	5.73	4.47	3.85	3.64
First Prin Pay	May09	Dec07	Dec07	Feb08	May08
Last Prin Pay	Aug18	Apr14	Nov11	Apr10	Mar09

Class M-3 (To Maturity)

Margin	0.90%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	92	93	93	93	93
WAL (yr)	9.94	6.87	5.23	4.42	4.11
MDUR (yr)	8.50	6.15	4.82	4.14	3.88
First Prin Pay	May09	Dec07	Dec07	Feb08	May08
Last Prin Pay	Mar25	Jun19	Nov15	Jun13	Oct11

Class M-4 (To Call)

Margin	1.25%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	125	125	125	125	125
WAL (yr)	9.21	6.30	4.79	4.04	3.76
MDUR (yr)	7.88	5.66	4.42	3.79	3.54
First Prin Pay	May09	Dec07	Dec07	Feb08	Apr08
Last Prin Pay	Aug18	Apr14	Nov11	Apr10	Mar09

Class M-4 (To Maturity)

Margin	1.25%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	128	129	129	129	129
WAL (yr)	9.90	6.83	5.20	4.36	4.02
MDUR (yr)	8.31	6.04	4.73	4.05	3.77
First Prin Pay	May09	Dec07	Dec07	Feb08	Apr08
Last Prin Pay	Aug24	Dec18	Jun15	Feb13	Jul11

Class M-5 (To Call)

Margin	1.45%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	145	145	145	145	145
WAL (yr)	9.21	6.30	4.79	4.02	3.69
MDUR (yr)	7.80	5.61	4.39	3.74	3.47
First Prin Pay	May09	Dec07	Dec07	Jan08	Mar08
Last Prin Pay	Aug18	Apr14	Nov11	Apr10	Mar09

Class M-5 (To Maturity)

Margin	1.45%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	148	149	149	149	149
WAL (yr)	9.84	6.78	5.16	4.30	3.93
MDUR (yr)	8.18	5.95	4.67	3.98	3.67
First Prin Pay	May09	Dec07	Dec07	Jan08	Mar08
Last Prin Pay	Nov23	Apr18	Dec14	Sep12	Mar11

Class M-6 (To Call)

Margin 1.60%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	160	160	160	160	160
WAL (yr)	9.21	6.30	4.79	4.00	3.63
MDUR (yr)	7.74	5.58	4.37	3.72	3.41
First Prin Pay	May09	Dec07	Nov07	Jan08	Feb08
Last Prin Pay	Aug18	Apr14	Nov11	Apr10	Mar09

Class M-6 (To Maturity)

Margin 1.60%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	163	164	164	164	164
WAL (yr)	9.76	6.72	5.10	4.25	3.84
MDUR (yr)	8.07	5.87	4.61	3.92	3.58
First Prin Pay	May 09	Dec07	Nov07	Jan08	Feb08
Last Prin Pay	Dec22	Aug17	May14	Apr12	Nov10

Class M-7 (To Call)

Margin 2.25%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	225	225	225	225	225
WAL (yr)	9.21	6.30	4.77	3.97	3.59
MDUR (yr)	7.48	5.44	4.27	3.63	3.31
First Prin Pay	May09	Dec07	Nov07	Dec07	Jan08
Last Prin Pay	Aug18	Apr14	Nov11	Apr10	Mar09

Class M-7 (To Maturity)

Margin 2.25%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	228	229	229	229	229
WAL (yr)	9.62	6.61	5.01	4.15	3.74
MDUR (yr)	7.71	5.65	4.44	3.77	3.44
First Prin Pay	May09	Dec07	Nov07	Dec07	Jan08
Last Prin Pay	Dec21	Nov16	Oct13	Oct11	Jun10

Class M-8 (To Call)

Margin	3.00%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	300	300	300	300	300
WAL (yr)	9.21	6.30	4.77	3.96	3.55
MDUR (yr)	7.20	5.29	4.18	3.56	3.23
First Prin Pay	May09	Dec07	Nov07	Dec07	Dec07
Last Prin Pay	Aug18	Apr14	Nov11	Apr10	Mar09

Class M-8 (To Maturity)

Margin	3.00%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	302	303	303	303	303
WAL (yr)	9.41	6.46	4.89	4.06	3.62
MDUR (yr)	7.30	5.39	4.26	3.63	3.29
First Prin Pay	May09	Dec07	Nov07	Dec07	Dec07
Last Prin Pay	May20	Aug15	Nov12	Jan11	Nov09

Class B (To Call)

Margin	3.00%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 86.426	504	577	650	712	754
WAL (yr)	9.12	6.24	4.73	3.90	3.49
MDUR (yr)	6.81	5.02	3.97	3.38	3.07
First Prin Pay	May09	Dec07	Nov07	Nov07	Dec07
Last Prin Pay	Aug18	Apr14	Nov11	Apr10	Mar09

Class B (To Maturity)

Margin	3.00%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 86.426	504	577	650	711	753
WAL (yr)	9.13	6.25	4.74	3.91	3.49
MDUR (yr)	6.81	5.02	3.97	3.38	3.08
First Prin Pay	May09	Dec07	Nov07	Nov07	Dec07
Last Prin Pay	Feb19	Sep14	Feb12	Jul10	May09

[Available Funds Schedules and Collateral Tables to Follow]

Class 1-A Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	621,230,000	6.57704%	9.75000%	46	154,183,362	8.35908%	8.45537%
2	614,756,396	6.12249%	9.75000%	47	149,824,363	8.37366%	8.48687%
3	607,276,893	5.91754%	9.75000%	48	145,592,475	8.64993%	8.64993%
4	598,805,124	5.91821%	9.75000%	49	141,483,888	8.35367%	9.49825%
5	589,358,689	6.59282%	9.74890%	50	137,494,950	8.64789%	9.39696%
6	578,974,061	5.93239%	9.74869%	51	133,622,716	8.35906%	9.43845%
7	567,680,365	6.13936%	9.74864%	52	129,863,407	8.38994%	9.47548%
8	555,795,093	5.93394%	9.74868%	53	126,213,360	9.32594%	9.32594%
9	543,494,437	6.14052%	9.74863%	54	122,669,183	8.38773%	9.51018%
10	530,894,701	5.93454%	9.74868%	55	119,227,718	8.66526%	9.46097%
11	518,354,858	5.98470%	9.74206%	56	115,885,611	8.38249%	9.54170%
12	506,056,172	6.19317%	9.74139%	57	112,638,972	8.67079%	9.50028%
13	493,991,295	5.98536%	9.74166%	58	109,484,943	8.41224%	9.60466%
14	482,155,758	6.19324%	9.74138%	59	106,422,045	8.44087%	9.63226%
15	470,545,246	5.98621%	9.74163%	60	103,447,902	8.71890%	9.58529%
16	459,155,591	5.98624%	9.74162%	61	100,559,466	8.41889%	10.14731%
17	447,982,567	6.67404%	9.70776%	62	97,754,259	8.71297%	10.11871%
18	437,016,254	6.00435%	9.71122%	63	95,029,812	8.42215%	10.18705%
19	426,259,262	6.24645%	9.70947%	64	92,383,753	8.45211%	10.23620%
20	415,681,442	6.22954%	9.71038%	65	89,813,737	9.40380%	10.10099%
21	405,320,430	6.52017%	9.70890%	66	87,317,645	8.45712%	10.26690%
22	394,715,282	7.16444%	9.65679%	67	84,893,160	8.73554%	10.22571%
23	380,217,835	7.51744%	9.55620%	68	82,538,158	8.44880%	10.29747%
24	364,165,944	7.79080%	9.54578%	69	80,250,586	8.73398%	10.26271%
25	339,325,267	7.52370%	9.54426%	70	78,028,470	8.46904%	10.35513%
26	311,501,892	7.78866%	9.51332%	71	75,869,864	8.47520%	10.36906%
27	287,885,670	7.52335%	9.51667%	72	73,772,978	8.75210%	10.32887%
28	267,059,386	7.58475%	9.07648%	73	71,735,914	8.44945%	10.38223%
29	252,913,570	8.45856%	8.74239%	74	69,756,906	8.73988%	10.35757%
30	242,144,226	7.60943%	8.84065%	75	67,834,248	8.44361%	10.41555%
31	231,734,133	7.87883%	8.80573%	76	65,966,286	8.46285%	10.45469%
32	221,633,834	7.83884%	8.79521%	77	64,151,412	9.39966%	10.34128%
33	211,844,018	8.24926%	8.74119%	78	62,388,067	8.45176%	10.48353%
34	202,352,280	8.09370%	8.31904%	79	60,674,742	8.72842%	10.44860%
35	193,155,052	8.12422%	8.12422%	80	59,009,971	8.43680%	10.50864%
36	184,234,155	8.39485%	8.39485%	81	57,392,333	8.71829%	10.47995%
37	175,576,121	8.11237%	8.61016%	82	55,820,449	8.44341%	10.55546%
38	175,576,121	8.46687%	8.51520%	83	54,292,984	8.44351%	10.57571%
39	175,576,121	8.22298%	8.54786%	84	52,808,638	8.71826%	10.54239%
40	175,576,121	8.29219%	8.48446%	85	51,366,156	8.41534%	10.58793%
41	175,576,121	8.90558%	8.90558%				
42	172,977,620	8.30514%	8.49009%				
43	168,067,028	8.58230%	8.58230%				
44	163,300,211	8.31470%	8.46061%				
45	158,673,738	8.60235%	8.60235%				

Class 2-A Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	218,270,000	6.26142%	8.25000%	46	54,817,309	8.08733%	8.61013%
2	215,936,201	5.82773%	8.25000%	47	53,285,325	8.08811%	8.62544%
3	213,246,409	5.63215%	8.25000%	48	51,797,705	8.35378%	8.57934%
4	210,205,621	5.63273%	8.25000%	49	50,353,104	8.06391%	9.63863%
5	206,821,156	6.28496%	8.24774%	50	48,950,247	8.34242%	9.55757%
6	203,106,071	5.65699%	8.24795%	51	47,588,033	8.05617%	9.59903%
7	199,159,412	5.85461%	8.24788%	52	46,265,195	8.10028%	9.66340%
8	195,019,073	5.65817%	8.24794%	53	44,980,465	8.99226%	9.51110%
9	190,734,048	5.85538%	8.24786%	54	43,732,718	8.08509%	9.68704%
10	186,324,349	5.65851%	8.24793%	55	42,520,782	8.35692%	9.64258%
11	181,962,488	5.73547%	8.23691%	56	41,343,414	8.07850%	9.71422%
12	177,685,050	5.93678%	8.23539%	57	40,199,286	8.34576%	9.67294%
13	173,488,521	5.73723%	8.23586%	58	39,086,725	8.11044%	9.78633%
14	169,371,306	5.93683%	8.23538%	59	38,006,056	8.12714%	9.80323%
15	165,331,917	5.73728%	8.23585%	60	36,956,467	8.39475%	9.76262%
16	161,368,895	5.74237%	8.23582%	61	35,936,887	8.10427%	10.31749%
17	157,474,263	6.42966%	8.19418%	62	34,946,458	8.38190%	10.29052%
18	153,655,466	5.80639%	8.19761%	63	33,984,308	8.09293%	10.34807%
19	149,890,735	6.01897%	8.19328%	64	33,049,604	8.13599%	10.41217%
20	146,168,694	5.97380%	8.19506%	65	32,141,537	9.04248%	10.28601%
21	142,448,413	6.19632%	8.19317%	66	31,259,375	8.12917%	10.43345%
22	138,705,168	7.31114%	8.15939%	67	30,402,307	8.39381%	10.39452%
23	133,893,407	7.44932%	8.10013%	68	29,569,599	8.11253%	10.45713%
24	128,940,463	7.71465%	8.08827%	69	28,760,528	8.37929%	10.42413%
25	119,616,553	7.43156%	9.08732%	70	27,974,399	8.13718%	10.52458%
26	110,021,886	7.69104%	9.06716%	71	27,210,541	8.13355%	10.52999%
27	101,719,441	7.40395%	9.07521%	72	26,468,333	8.39768%	10.49488%
28	94,158,894	7.54518%	8.49174%	73	25,747,111	8.10378%	10.53983%
29	89,681,889	8.40244%	8.40244%	74	25,046,265	8.37736%	10.51700%
30	85,916,460	7.55798%	8.39464%	75	24,365,192	8.08639%	10.56582%
31	82,277,513	7.81629%	8.36619%	76	23,703,315	8.11513%	10.61630%
32	78,745,691	7.72459%	8.36624%	77	23,060,074	9.00386%	10.51141%
33	75,320,378	8.06001%	8.33675%	78	22,434,927	8.09284%	10.63760%
34	71,994,882	7.88889%	7.88889%	79	21,827,346	8.35483%	10.60698%
35	68,773,569	7.90570%	7.90570%	80	21,236,819	8.07050%	10.65897%
36	65,647,260	8.16799%	8.16799%	81	20,662,851	8.33377%	10.63115%
37	62,612,417	7.88738%	8.66449%	82	20,104,962	8.07919%	10.71149%
38	62,612,417	8.21699%	8.57687%	83	19,562,684	8.07058%	10.72483%
39	62,612,417	7.95753%	8.62576%	84	19,035,564	8.33133%	10.69676%
40	62,612,417	8.03762%	8.55467%	85	18,523,164	8.03837%	10.73659%
41	62,612,417	8.61825%	8.61825%				
42	61,417,779	8.03540%	8.58002%				
43	59,693,833	8.29997%	8.53008%				
44	58,019,984	8.03433%	8.55301%				
45	56,394,997	8.30365%	8.47375%				

Subordinate Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	140,500,000	7.01382%	8.76884%	46	86,493,650	8.57239%	8.78055%
2	140,500,000	5.84276%	8.04691%	47	84,055,703	8.29874%	8.52322%
3	140,500,000	6.04645%	8.45311%	48	81,688,720	8.28763%	8.28763%
4	140,500,000	5.84399%	8.25000%	49	79,390,567	8.56186%	9.81934%
5	140,500,000	5.85831%	7.59414%	50	77,159,205	8.28324%	9.15467%
6	140,500,000	6.51551%	8.90322%	51	74,992,961	8.56383%	9.76493%
7	140,500,000	5.86160%	8.04472%	52	72,889,745	8.31385%	9.52484%
8	140,500,000	6.06598%	8.45223%	53	70,847,518	8.32004%	8.44906%
9	140,500,000	5.86263%	8.04468%	54	68,864,409	9.22513%	10.47360%
10	140,500,000	6.06653%	8.45224%	55	66,938,628	8.29922%	9.22373%
11	140,500,000	5.91990%	8.24072%	56	65,068,271	8.58763%	9.87214%
12	140,500,000	5.92082%	8.03414%	57	63,251,179	8.30028%	9.26067%
13	140,500,000	6.12654%	8.44585%	58	61,485,477	8.61892%	9.93853%
14	140,500,000	5.92087%	8.03412%	59	59,770,687	8.35830%	9.67724%
15	140,500,000	6.12720%	8.44584%	60	58,105,490	8.34700%	9.34539%
16	140,500,000	5.92283%	8.24011%	61	56,488,181	8.62224%	10.47830%
17	140,500,000	5.94658%	7.54031%	62	54,917,381	8.33945%	9.87762%
18	140,500,000	6.61747%	8.87227%	63	53,391,705	8.62160%	10.51563%
19	140,500,000	5.97965%	7.99760%	64	51,909,828	8.36880%	10.28255%
20	140,500,000	6.37681%	8.42016%	65	50,470,445	8.38353%	9.22471%
21	140,500,000	6.22029%	7.98913%	66	49,072,375	9.29428%	11.23442%
22	140,500,000	7.45100%	8.40588%	67	47,714,324	8.35846%	9.98325%
23	140,500,000	7.49973%	8.06762%	68	46,395,110	8.64708%	10.62655%
24	140,500,000	7.51226%	7.79809%	69	45,113,583	8.35360%	10.01850%
25	140,500,000	7.75806%	9.31377%	70	43,868,640	8.66915%	10.68754%
26	140,500,000	7.50478%	8.76882%	71	42,659,195	8.38499%	10.41152%
27	140,500,000	7.75039%	9.28998%	72	41,484,254	8.37112%	10.08531%
28	140,500,000	7.57446%	8.55444%	73	40,342,754	8.64506%	10.71077%
29	140,500,000	7.60262%	7.60262%	74	39,233,713	8.35717%	10.11275%
30	140,500,000	8.43671%	9.19534%	75	38,156,174	8.63582%	10.74187%
31	140,500,000	7.60087%	8.05975%	76	37,109,216	8.37090%	10.49738%
32	140,500,000	8.07777%	8.58231%	77	36,091,941	8.37126%	9.46252%
33	140,500,000	7.92747%	7.99345%	78	35,100,414	9.27896%	11.44641%
34	140,500,000	8.31680%	8.31680%	79	34,003,196	8.34311%	10.20403%
35	140,500,000	8.06740%	8.06740%	80	32,936,995	8.62616%	10.83473%
36	140,500,000	8.05891%	8.05891%	81	31,900,905	8.33045%	10.23393%
37	140,500,000	8.33066%	8.90107%	82	30,894,046	8.63349%	10.88330%
38	133,657,479	8.12280%	8.25214%	83	29,915,566	8.34469%	10.61517%
39	123,086,113	8.43407%	8.84824%	84	28,964,638	8.32971%	10.29726%
40	112,827,284	8.22598%	8.50272%	85	28,040,459	8.60091%	10.91281%
41	102,872,664	8.24498%	8.24498%				
42	97,003,103	8.81959%	9.09878%				
43	94,257,440	8.22578%	8.22578%				
44	91,592,010	8.52424%	8.76787%				
45	89,004,881	8.24099%	8.24099%				

Class 1-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)	Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	6.827	6.827	46	7.079	10.500
2	6.372	10.000	47	7.074	10.500
3	6.168	10.000	48	7.305	10.715
4	6.168	10.000	49	7.064	11.500
5	6.842	10.000	50	7.294	11.500
6	6.181	10.000	51	7.053	11.500
7	6.388	10.000	52	7.048	11.500
8	6.183	10.000	53	7.797	11.510
9	6.389	10.000	54	7.037	11.500
10	6.183	10.000	55	7.266	11.500
11	6.217	10.000	56	7.027	11.500
12	6.424	10.000	57	7.257	11.500
13	6.217	10.000	58	7.018	11.500
14	6.424	10.000	59	7.023	11.500
15	6.218	10.000	60	7.252	11.500
16	6.218	10.000	61	7.012	12.000
17	6.886	10.000	62	7.241	12.000
18	6.219	10.000	63	7.001	12.000
19	6.448	10.000	64	6.996	12.000
20	6.364	10.000	65	7.739	12.000
21	6.634	10.000	66	6.985	12.000
22	6.831	10.000	67	7.212	12.000
23	6.966	10.000	68	6.973	12.000
24	7.205	10.000	69	7.200	12.000
25	6.964	10.000	70	6.962	12.000
26	7.181	10.000	71	6.956	12.000
27	6.931	10.000	72	7.182	12.000
28	6.912	10.000	73	6.945	12.000
29	7.642	10.000	74	7.170	12.000
30	6.899	10.000	75	6.933	12.000
31	7.132	10.000	76	6.928	12.000
32	7.036	10.000	77	7.663	12.000
33	7.350	10.000	78	6.916	12.000
34	7.139	10.000	79	7.140	12.000
35	7.134	10.015	80	6.904	12.000
36	7.367	10.337	81	7.128	12.000
37	7.125	10.500	82	6.893	12.000
38	7.357	10.500	83	6.887	12.000
39	7.115	10.500	84	7.110	12.000
40	7.110	10.500	85	6.875	12.000
41	7.595	11.044			
42	7.100	10.500			
43	7.331	10.645			
44	7.090	10.500			
45	7.321	10.745			

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.840%, 6-Month LIBOR stays at 2.196%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Class 2-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	6.511	6.511
2	6.078	8.500
3	5.882	8.500
4	5.883	8.500
5	6.533	8.500
6	5.905	8.500
7	6.102	8.500
8	5.906	8.500
9	6.103	8.500
10	5.906	8.500
11	5.967	8.500
12	6.166	8.500
13	5.968	8.500
14	6.166	8.500
15	5.968	8.500
16	5.971	8.500
17	6.616	8.500
18	5.991	8.500
19	6.195	8.500
20	6.108	8.500
21	6.324	8.500
22	6.828	8.500
23	6.894	8.500
24	7.125	8.500
25	6.876	9.500
26	7.088	9.500
27	6.836	9.500
28	6.812	9.500
29	7.533	9.597
30	6.798	9.500
31	7.022	9.500
32	6.894	9.500
33	7.163	9.500
34	6.925	9.664
35	6.923	9.744
36	7.147	10.058
37	6.910	10.500
38	7.134	10.500
39	6.897	10.500
40	6.890	10.500
41	7.358	10.662
42	6.877	10.500
43	7.099	10.500
44	6.863	10.500
45	7.085	10.500
46	6.849	10.500
47	6.842	10.500
48	7.063	10.500
49	6.828	11.500
50	7.049	11.500
51	6.814	11.500
52	6.807	11.500
53	7.528	11.500
54	6.793	11.500
55	7.015	11.500
56	6.781	11.500
57	7.000	11.500
58	6.767	11.500
59	6.773	11.500
60	6.992	11.500
61	6.759	12.000
62	6.976	12.000
63	6.744	12.000
64	6.737	12.000
65	7.450	12.000
66	6.722	12.000
67	6.938	12.000
68	6.707	12.000
69	6.923	12.000
70	6.692	12.000
71	6.684	12.000
72	6.899	12.000
73	6.669	12.000
74	6.883	12.000
75	6.654	12.000
76	6.646	12.000
77	7.350	12.000
78	6.631	12.000
79	6.844	12.000
80	6.616	12.000
81	6.828	12.000
82	6.600	12.000
83	6.592	12.000
84	6.804	12.000
85	6.577	12.000

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.840%, 6-Month LIBOR stays at 2.196%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Subordinate Available Funds Rate Schedule (1)

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
1	6.745	6.745
2	6.296	8.500
3	6.093	8.500
4	6.094	8.500
5	6.761	8.500
6	6.109	8.500
7	6.314	8.500
8	6.111	8.500
9	6.315	8.500
10	6.111	8.500
11	6.152	8.500
12	6.357	8.500
13	6.152	8.500
14	6.357	8.500
15	6.153	8.500
16	6.154	8.500
17	6.816	8.500
18	6.160	8.500
19	6.382	8.500
20	6.298	8.500
21	6.553	8.500
22	6.831	8.500
23	6.948	8.500
24	7.184	8.500
25	6.941	9.500
26	7.157	9.500
27	6.907	9.500
28	6.886	9.500
29	7.614	9.685
30	6.873	9.500
31	7.103	9.500
32	6.999	9.500
33	7.302	9.500
34	7.083	9.746
35	7.079	9.945
36	7.310	10.264
37	7.069	10.500
38	7.299	10.500
39	7.058	10.500
40	7.053	10.500
41	7.533	10.944
42	7.041	10.500
43	7.270	10.547
44	7.030	10.500
45	7.259	10.636

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
46	7.019	10.500
47	7.013	10.500
48	7.241	10.600
49	7.002	11.500
50	7.229	11.500
51	6.990	11.500
52	6.985	11.500
53	7.727	11.500
54	6.973	11.500
55	7.200	11.500
56	6.962	11.500
57	7.189	11.500
58	6.952	11.500
59	6.957	11.500
60	7.183	11.500
61	6.946	12.000
62	7.171	12.000
63	6.934	12.000
64	6.927	12.000
65	7.663	12.000
66	6.915	12.000
67	7.139	12.000
68	6.903	12.000
69	7.127	12.000
70	6.891	12.000
71	6.884	12.000
72	7.107	12.000
73	6.872	12.000
74	7.095	12.000
75	6.859	12.000
76	6.853	12.000
77	7.580	12.000
78	6.841	12.000
79	7.062	12.000
80	6.828	12.000
81	7.049	12.000
82	6.815	12.000
83	6.809	12.000
84	7.029	12.000
85	6.796	12.000

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.840%, 6-Month LIBOR stays at 2.196%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Aggregate

ARM and Fixed $1,057,967,871

Detailed Report

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		5,543	
Total Outstanding Balance		$1,057,967,871	
Average Loan Balance		$190,866	$24,839 to $1,113,215
WA Mortgage Rate		6.805%	4.500% to 12.850%
Net WAC		6.296%	3.991% to 12.341%
ARM Characteristics			
WA Gross Margin		6.248%	3.875% to 9.850%
WA Months to First Roll		23	4 to 59
WA First Periodic Cap		2.867%	1.000% to 5.000%
WA Subsequent Periodic Cap		1.563%	1.000% to 2.000%
WA Lifetime Cap		13.583%	10.500% to 18.940%
WA Lifetime Floor		6.940%	4.150% to 11.940%
WA Original Term (months)		357	120 to 360
WA Remaining Term (months)		353	116 to 359
WA LTV		78.78%	6.34% to 100.00%
Percentage of Pool with CLTV > 100%		0.00%	
WA FICO		621	
WA DTI%		40.82%	
Secured by (% of pool)	1st Liens	99.57%	
	2nd Liens	0.43%	
Prepayment Penalty at Loan Orig (% of all loans)		83.16%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	49.77%	SFR	77.22%	FULL	57.15%	RCO	67.54%	OO	95.57%	A	83.96%	0	16.84%
IL	6.15%	PUD	9.23%	STATED	42.82%	PUR	21.50%	INV	4.05%	A-	3.24%	6	0.38%
FL	5.81%	CND	5.45%	NINA	0.03%	RNC	10.96%	2H	0.38%	B	7.21%	12	7.64%
NY	3.89%	2 FAM	4.94%							C	4.12%	23	0.03%
MD	2.86%	3 FAM	1.33%							C-	0.37%	24	42.79%
										D	1.10%	35	0.04%
												36	32.02%
												60	0.26%

Aggregate

ARM and Fixed $1,057,967,871

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$9,060,027	33	0.86	$274,546	6.597	358.24	619	81.8
1/29 LIB6M	$28,183,845	114	2.66	$247,227	6.789	358.29	623	83.8
2/28 LIB6M	$536,378,395	2,916	50.70	$183,943	7.238	356.86	601	79.9
2/28 LIB6M - IO	$79,629,708	290	7.53	$274,585	6.359	356.63	639	79.8
3/27 LIB6M	$124,193,228	819	11.74	$151,640	6.404	355.54	630	80.7
3/27 LIB6M - IO	$27,342,399	146	2.58	$187,277	5.854	355.30	643	80.3
5/25 LIB6M	$8,476,902	38	0.80	$223,076	6.580	357.79	632	75.9
5/25 LIB6M - IO	$2,426,716	10	0.23	$242,672	6.300	355.97	636	78.6
10Yr Fixed	$142,115	2	0.01	$71,058	6.453	116.72	653	44.9
15Yr Fixed	$11,794,409	84	1.11	$140,410	6.231	175.49	646	68.6
15Yr Fixed - 2nd	$159,100	2	0.02	$79,550	10.672	177.63	660	98.9
20Yr Fixed	$7,180,177	47	0.68	$152,770	6.496	235.40	629	68.1
20Yr Fixed - 2nd	$4,172,162	75	0.39	$55,629	10.235	238.04	672	98.5
30Yr Fixed	$209,234,905	930	19.78	$224,984	6.246	355.51	652	74.3
30Yr Fixed - IO	$9,342,878	34	0.88	$274,791	6.240	356.01	660	73.7
30/15 Fixed Balloon - 2nd	$250,907	3	0.02	$83,636	10.824	179.00	682	100.0
	$1,057,967,871	**5,543**	**100.00**	**$190,866**	**6.805**	**353.01**	**621**	**78.8**

Original Term

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$815,691,220	4,366	77.10	$186,828	6.946	356.65	612	80.1
Fixed 120	$142,115	2	0.01	$71,058	6.453	116.72	653	44.9
Fixed 180	$12,204,415	89	1.15	$137,128	6.383	175.59	646	69.7
Fixed 240	$11,352,339	122	1.07	$93,052	7.870	236.37	645	79.3
Fixed 360	$218,577,783	964	20.66	$226,740	6.246	355.53	652	74.3
	$1,057,967,871	**5,543**	**100.00**	**$190,866**	**6.805**	**353.01**	**621**	**78.8**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $25,000.00	$124,561	5	0.01	$24,912	10.782	237.20	646	99.6
$25,000.01 - $50,000.00	$3,028,040	70	0.29	$43,258	8.599	311.58	611	77.4
$50,000.01 - $75,000.00	$27,869,860	441	2.63	$63,197	7.633	341.32	606	79.3
$75,000.01 - $100,000.00	$53,339,931	602	5.04	$88,605	7.325	344.04	611	78.5
$100,000.01 - $150,000.00	$162,080,744	1,306	15.32	$124,105	7.046	351.82	614	79.0
$150,000.01 - $200,000.00	$180,031,649	1,033	17.02	$174,280	6.953	353.43	612	77.6
$200,000.01 - $250,000.00	$156,858,326	702	14.83	$223,445	6.830	354.88	617	78.3
$250,000.01 - $300,000.00	$144,748,404	526	13.68	$275,187	6.665	353.87	620	79.1
$300,000.01 - $350,000.00	$108,929,387	336	10.30	$324,195	6.565	355.50	626	79.8

Aggregate

ARM and Fixed $1,057,967,871

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$350,000.01 - $400,000.00	$88,081,625	235	8.33	$374,815	6.680	354.98	626	80.5
$400,000.01 - $450,000.00	$62,496,401	147	5.91	$425,146	6.414	352.97	639	80.4
$450,000.01 - $500,000.00	$52,618,371	109	4.97	$482,737	6.178	355.89	649	77.2
$500,000.01 - $550,000.00	$10,545,703	20	1.00	$527,285	6.511	356.15	664	78.5
$550,000.01 - $600,000.00	$3,527,559	6	0.33	$587,927	6.029	356.16	663	72.4
$600,000.01 - $650,000.00	$1,878,171	3	0.18	$626,057	5.133	354.32	674	65.7
$650,000.01 - $700,000.00	$695,924	1	0.07	$695,924	6.200	354.00	606	63.6
> $900,000.00	$1,113,215	1	0.11	$1,113,215	5.000	355.00	694	67.9
	$1,057,967,871	**5,543**	**100.00**	**$190,866**	**6.805**	**353.01**	**621**	**78.8**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$4,080,893	37	0.39	$110,294	7.429	356.42	622	86.8
Alaska	$513,389	2	0.05	$256,695	6.480	354.54	628	80.0
Arizona	$17,379,311	139	1.64	$125,031	6.541	349.26	634	82.4
Arkansas	$1,707,334	16	0.16	$106,708	7.631	351.07	637	87.8
California	$526,578,353	2,097	49.77	$251,110	6.602	353.35	624	76.8
Colorado	$5,941,254	37	0.56	$160,574	6.443	354.24	630	79.8
Connecticut	$11,286,160	58	1.07	$194,589	7.000	356.09	618	79.4
Delaware	$1,942,917	16	0.18	$121,432	7.329	343.69	594	83.2
Florida	$61,501,816	416	5.81	$147,841	7.001	351.58	612	80.4
Georgia	$15,680,663	117	1.48	$134,023	7.358	355.64	612	82.7
Hawaii	$15,637,209	47	1.48	$332,707	5.413	343.22	688	73.8
Idaho	$1,478,888	14	0.14	$105,635	6.858	354.34	624	82.0
Illinois	$65,013,063	377	6.15	$172,448	7.344	354.73	618	82.4
Indiana	$10,256,895	87	0.97	$117,895	7.104	344.21	619	81.4
Iowa	$1,888,420	18	0.18	$104,912	7.104	351.55	605	79.2
Kansas	$4,353,593	37	0.41	$117,665	7.097	355.94	634	84.0
Kentucky	$4,016,736	41	0.38	$97,969	6.705	348.35	618	81.3
Louisiana	$4,348,155	41	0.41	$106,053	7.093	351.32	623	82.4
Maine	$815,464	6	0.08	$135,911	6.482	340.88	619	75.7
Maryland	$30,309,550	156	2.86	$194,292	7.036	355.12	614	80.9
Massachusetts	$10,700,782	46	1.01	$232,626	6.572	349.38	612	74.3
Michigan	$21,902,803	172	2.07	$127,342	7.284	353.47	615	81.7
Minnesota	$16,217,226	106	1.53	$152,993	6.630	355.98	635	81.9
Mississippi	$2,671,101	23	0.25	$116,135	6.894	356.84	616	82.4
Missouri	$13,265,384	117	1.25	$113,379	7.179	354.57	616	83.0
Montana	$989,663	5	0.09	$197,933	7.425	358.12	608	83.6
Nebraska	$1,403,857	16	0.13	$87,741	7.151	355.38	609	83.8
Nevada	$27,207,446	134	2.57	$203,041	7.240	354.32	602	79.2
New Hampshire	$1,026,840	6	0.10	$171,140	7.011	356.85	582	80.9

Aggregate

ARM and Fixed $1,057,967,871

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
New Jersey	$11,790,549	55	1.11	$214,374	7.408	357.07	614	79.6
New Mexico	$2,819,044	18	0.27	$156,614	7.905	352.39	597	82.9
New York	$41,172,113	168	3.89	$245,072	6.856	350.13	621	78.4
North Carolina	$8,420,207	71	0.80	$118,594	7.217	353.86	613	82.6
North Dakota	$168,632	2	0.02	$84,316	7.995	352.49	597	83.1
Ohio	$18,667,659	170	1.76	$109,810	7.009	352.81	615	83.8
Oklahoma	$1,169,809	14	0.11	$83,558	7.637	331.98	584	81.5
Oregon	$8,552,014	47	0.81	$181,958	6.428	355.06	621	78.6
Pennsylvania	$13,852,412	111	1.31	$124,797	7.243	352.84	599	80.7
Rhode Island	$4,762,052	29	0.45	$164,209	7.106	352.07	596	74.4
South Carolina	$5,294,773	41	0.50	$129,141	7.236	352.42	622	84.1
South Dakota	$265,312	2	0.03	$132,656	7.506	353.68	585	76.7
Tennessee	$7,458,305	73	0.70	$102,169	6.950	345.47	622	81.4
Texas	$6,770,770	59	0.64	$114,759	6.777	341.51	619	79.2
Utah	$1,603,367	9	0.15	$178,152	6.204	355.73	653	75.0
Virginia	$24,779,228	148	2.34	$167,427	7.013	356.27	606	80.6
Washington	$8,270,161	41	0.78	$201,711	6.691	352.91	611	83.9
West Virginia	$1,642,853	16	0.16	$102,678	7.451	353.86	591	84.0
Wisconsin	$9,932,760	82	0.94	$121,131	7.258	355.53	617	81.8
Wyoming	$460,686	3	0.04	$153,562	5.801	356.45	641	86.8
	$1,057,967,871	**5,543**	**100.00**	**$190,866**	**6.805**	**353.01**	**621**	**78.8**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$28,341,218	187	2.68	$151,557	6.617	339.43	625	42.4
50.01 - 55.00	$17,612,289	91	1.66	$193,542	6.434	345.56	624	52.9
55.01 - 60.00	$38,114,841	196	3.60	$194,463	6.704	348.83	607	58.0
60.01 - 65.00	$53,353,217	261	5.04	$204,418	6.676	353.19	601	63.1
65.01 - 70.00	$78,387,778	386	7.41	$203,077	6.826	351.93	601	68.6
70.01 - 75.00	$112,200,985	550	10.61	$204,002	6.852	351.82	600	73.9
75.01 - 80.00	$319,510,737	1,721	30.20	$185,654	6.519	354.44	629	79.5
80.01 - 85.00	$136,645,463	705	12.92	$193,823	7.002	355.19	611	84.4
85.01 - 90.00	$194,813,144	995	18.41	$195,792	6.977	355.56	629	89.6
90.01 - 95.00	$61,487,328	297	5.81	$207,028	7.114	355.27	654	94.6
95.01 - 100.00	$17,500,872	154	1.65	$113,642	8.381	323.94	663	99.9
	$1,057,967,871	**5,543**	**100.00**	**$190,866**	**6.805**	**353.01**	**621**	**78.8**

Aggregate

ARM and Fixed $1,057,967,871

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 4.500	$869,277	4	0.08	$217,319	4.500	309.74	682	60.1
4.501 - 5.000	$17,780,449	69	1.68	$257,688	4.893	351.45	656	79.4
5.001 - 5.500	$83,161,297	322	7.86	$258,265	5.289	348.23	672	73.7
5.501 - 6.000	$189,182,913	877	17.88	$215,716	5.825	351.77	644	76.3
6.001 - 6.500	$209,936,131	1,047	19.84	$200,512	6.281	352.83	639	77.9
6.501 - 7.000	$174,362,349	873	16.48	$199,728	6.837	354.65	623	79.9
7.001 - 7.500	$121,638,209	682	11.50	$178,355	7.283	355.14	607	81.2
7.501 - 8.000	$129,341,536	749	12.23	$172,686	7.798	356.05	586	81.9
8.001 - 8.500	$57,492,469	363	5.43	$158,381	8.275	355.59	576	80.7
8.501 - 9.000	$41,352,738	286	3.91	$144,590	8.766	353.18	565	81.3
9.001 - 9.500	$13,573,278	104	1.28	$130,512	9.254	352.43	554	79.0
9.501 - 10.000	$10,409,830	75	0.98	$138,798	9.816	347.90	536	74.3
10.001 - 10.500	$3,029,161	28	0.29	$108,184	10.289	336.66	550	74.1
10.501 - 11.000	$3,651,121	36	0.35	$101,420	10.778	315.07	573	79.5
11.001 - 11.500	$1,283,066	14	0.12	$91,648	11.268	308.71	572	79.0
11.501 - 12.000	$792,339	10	0.07	$79,234	11.752	305.39	562	82.1
12.001 - 12.500	$82,538	3	0.01	$27,513	12.259	238.00	619	100.0
12.501 - 13.000	$29,172	1	0.00	$29,172	12.850	238.00	596	100.0
	$1,057,967,871	**5,543**	**100.00**	**$190,866**	**6.805**	**353.01**	**621**	**78.8**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$816,962,841	4,375	77.22	$186,734	6.793	352.69	619	78.7
PUD	$97,608,547	437	9.23	$223,361	6.750	353.21	621	79.2
CND	$57,698,191	322	5.45	$179,187	6.852	354.15	632	80.3
2 FAM	$52,300,178	255	4.94	$205,099	7.059	355.21	627	78.2
3 FAM	$14,105,813	56	1.33	$251,890	6.815	354.76	640	76.5
4 FAM	$11,667,598	40	1.10	$291,690	6.660	354.85	665	74.7
CNDP	$2,752,681	14	0.26	$196,620	7.104	357.24	627	80.9
MNF	$2,276,802	22	0.22	$103,491	7.236	351.57	590	77.2
SFRA	$2,188,347	17	0.21	$128,726	6.493	354.47	632	80.9
APUD	$234,971	3	0.02	$78,324	6.530	354.45	581	80.3
TWN	$171,902	2	0.02	$85,951	7.229	356.00	658	81.5
	$1,057,967,871	**5,543**	**100.00**	**$190,866**	**6.805**	**353.01**	**621**	**78.8**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$714,561,550	3,592	67.54	$198,931	6.828	353.28	612	77.2

Aggregate

ARM and Fixed $1,057,967,871

Detailed Report

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$227,480,618	1,297	21.50	$175,390	6.776	353.73	647	83.7
RNC	$115,925,703	654	10.96	$177,256	6.721	349.95	624	78.6
	$1,057,967,871	**5,543**	**100.00**	**$190,866**	**6.805**	**353.01**	**621**	**78.8**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$1,011,093,690	5,228	95.57	$193,400	6.786	352.95	620	78.8
INV	$42,868,429	290	4.05	$147,822	7.278	354.13	644	78.1
2H	$4,005,753	25	0.38	$160,230	6.586	355.37	650	81.3
	$1,057,967,871	**5,543**	**100.00**	**$190,866**	**6.805**	**353.01**	**621**	**78.8**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$142,115	2	0.01	$71,058	6.453	116.72	653	44.9
121 - 180	$12,204,415	89	1.15	$137,128	6.383	175.59	646	69.7
181 - 300	$11,352,339	122	1.07	$93,052	7.870	236.37	645	79.3
301 - 360	$1,034,269,002	5,330	97.76	$194,047	6.798	356.42	620	78.9
	$1,057,967,871	**5,543**	**100.00**	**$190,866**	**6.805**	**353.01**	**621**	**78.8**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$604,643,666	3,440	57.15	$175,769	6.660	352.29	615	78.9
STATED INCOME	$453,042,417	2,102	42.82	$215,529	6.999	353.97	629	78.6
NINA	$281,789	1	0.03	$281,789	6.875	351.00	625	80.0
	$1,057,967,871	**5,543**	**100.00**	**$190,866**	**6.805**	**353.01**	**621**	**78.8**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$349,503	3	0.03	$116,501	5.766	356.07	812	59.1
781 - 800	$6,325,518	28	0.60	$225,911	5.820	347.04	791	76.3
761 - 780	$13,542,757	60	1.28	$225,713	5.947	346.98	772	75.3
741 - 760	$20,954,134	94	1.98	$222,916	5.932	351.74	752	76.2

Aggregate

ARM and Fixed $1,057,967,871

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
721 - 740	$23,476,912	109	2.22	$215,385	6.184	352.26	730	79.4
701 - 720	$34,347,457	170	3.25	$202,044	6.368	347.15	710	80.2
681 - 700	$60,520,151	285	5.72	$212,351	6.208	350.48	690	79.4
661 - 680	$86,890,724	407	8.21	$213,491	6.417	353.13	670	80.9
641 - 660	$129,372,345	658	12.23	$196,615	6.436	352.30	650	81.5
621 - 640	$152,803,270	795	14.44	$192,205	6.519	352.61	630	81.2
601 - 620	$150,518,997	801	14.23	$187,914	6.679	353.40	610	79.6
581 - 600	$108,434,598	570	10.25	$190,236	6.873	354.07	590	78.3
561 - 580	$93,200,389	535	8.81	$174,206	7.225	353.43	571	78.8
541 - 560	$70,667,664	398	6.68	$177,557	7.553	354.42	551	74.8
521 - 540	$56,004,509	339	5.29	$165,205	8.049	356.36	531	73.4
501 - 520	$48,853,437	278	4.62	$175,732	8.315	356.19	511	71.1
<= 500	$1,705,505	13	0.16	$131,193	8.985	356.54	497	70.7
	$1,057,967,871	**5,543**	**100.00**	**$190,866**	**6.805**	**353.01**	**621**	**78.8**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
A	$888,257,659	4,548	83.96	$195,307	6.644	352.92	631	79.7
A-	$34,250,484	186	3.24	$184,142	7.424	352.54	575	77.5
B	$76,305,101	446	7.21	$171,088	7.347	353.26	577	75.6
C	$43,611,923	270	4.12	$161,526	7.984	354.27	556	70.2
C-	$3,882,669	22	0.37	$176,485	8.919	354.92	547	68.6
D	$11,660,035	71	1.10	$164,226	8.576	354.65	551	67.5
	$1,057,967,871	**5,543**	**100.00**	**$190,866**	**6.805**	**353.01**	**621**	**78.8**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$178,179,785	1,007	16.84	$176,941	7.304	354.56	621	81.5
6	$4,036,842	15	0.38	$269,123	6.227	354.00	634	81.5
12	$80,881,404	330	7.64	$245,095	6.783	353.87	615	77.8
23	$316,350	1	0.03	$316,350	6.300	355.00	689	95.0
24	$452,667,044	2,332	42.79	$194,111	7.028	356.40	605	79.4
35	$428,520	2	0.04	$214,260	6.944	355.00	571	80.0
36	$338,743,382	1,845	32.02	$183,601	6.263	347.43	643	76.8
60	$2,714,546	11	0.26	$246,777	6.012	354.79	668	75.2
	$1,057,967,871	**5,543**	**100.00**	**$190,866**	**6.805**	**353.01**	**621**	**78.8**

Aggregate

ARM and Fixed $1,057,967,871

Detailed Report

Range of Months to Roll (Excludes 1177 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	4	$9,351,811	35	1.15	$267,195	6.648	357.52	617	81.8
7 - 12	10	$28,707,025	117	3.52	$245,359	6.827	358.09	622	83.7
13 - 18	17	$83,482,680	430	10.23	$194,146	6.808	353.08	603	80.0
19 - 24	21	$531,894,060	2,773	65.21	$191,812	7.172	357.43	607	79.8
25 - 31	30	$76,304,945	485	9.35	$157,330	6.157	354.47	635	80.9
32 - 37	33	$75,047,081	478	9.20	$157,002	6.450	356.56	629	80.3
>= 38	57	$10,903,618	48	1.34	$227,159	6.517	357.38	633	76.5
		$815,691,220	**4,366**	**100.00**	**$186,828**	**6.946**	**356.65**	**612**	**80.1**

Range of Margin (Excludes 1177 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.001 - 4.000	$266,339	1	0.03	$266,339	4.875	355.00	751	80.0
4.001 - 5.000	$35,056,821	152	4.30	$230,637	5.725	354.53	629	77.9
5.001 - 6.000	$439,735,032	2,115	53.91	$207,913	6.603	357.06	629	81.1
6.001 - 7.000	$266,746,161	1,492	32.70	$178,784	7.433	356.77	587	78.3
7.001 - 8.000	$58,031,831	462	7.11	$125,610	7.605	354.94	593	82.1
8.001 - 9.000	$14,153,037	124	1.74	$114,137	8.532	354.45	578	80.4
9.001 - 10.000	$1,701,997	20	0.21	$85,100	9.388	354.47	567	77.8
6.248	**$815,691,220**	**4,366**	**100.00**	**$186,828**	**6.946**	**356.65**	**612**	**80.1**

Range of Maximum Rates (Excludes 1177 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.001 - 10.500	$600,348	3	0.07	$200,116	4.500	355.31	655	72.4
10.501 - 11.000	$14,134,437	58	1.73	$243,697	4.898	353.60	645	82.4
11.001 - 11.500	$23,557,405	104	2.89	$226,514	5.299	354.34	653	79.2
11.501 - 12.000	$63,643,516	354	7.80	$179,784	5.815	354.95	641	79.7
12.001 - 12.500	$89,211,941	500	10.94	$178,424	6.079	355.39	639	79.5
12.501 - 13.000	$96,680,136	470	11.85	$205,702	6.229	356.71	627	77.9
13.001 - 13.500	$111,251,812	582	13.64	$191,154	6.629	357.00	622	78.2
13.501 - 14.000	$140,903,588	728	17.27	$193,549	7.019	357.21	614	81.5
14.001 - 14.500	$82,152,848	443	10.07	$185,447	7.409	357.28	604	82.3
14.501 - 15.000	$93,918,091	513	11.51	$183,076	7.872	357.39	584	82.3
15.001 - 15.500	$43,548,664	251	5.34	$173,501	8.322	357.53	572	81.0
15.501 - 16.000	$31,707,334	198	3.89	$160,138	8.787	357.49	562	81.5
16.001 - 16.500	$9,875,633	68	1.21	$145,230	9.248	357.16	539	77.8
16.501 - 17.000	$8,309,138	50	1.02	$166,183	9.819	357.19	520	71.4
17.001 - 17.500	$2,499,787	18	0.31	$138,877	10.279	357.14	526	68.9

Aggregate

ARM and Fixed $1,057,967,871

Detailed Report

Range of Maximum Rates (Excludes 1177 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
17.501 - 18.000	$2,403,623	16	0.29	$150,226	10.768	357.05	519	69.0
18.001 - 18.500	$800,159	6	0.10	$133,360	11.227	357.29	533	66.4
18.501 - 19.000	$492,760	4	0.06	$123,190	11.781	358.40	523	71.6
13.583	**$815,691,220**	**4,366**	**100.00**	**$186,828**	**6.946**	**356.65**	**612**	**80.1**

Initial Periodic Rate Cap (Excludes 1177 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$91,688	1	0.01	$91,688	8.500	358.00	660	90.0
1.500	$22,557,109	111	2.77	$203,217	7.975	354.41	528	74.3
2.000	$74,784,411	321	9.17	$232,973	6.652	356.54	611	81.6
3.000	$717,957,689	3,931	88.02	$182,640	6.945	356.74	615	80.1
4.000	$232,721	1	0.03	$232,721	6.350	354.00	632	95.0
5.000	$67,601	1	0.01	$67,601	8.275	351.00	537	80.0
	$815,691,220	**4,366**	**100.00**	**$186,828**	**6.946**	**356.65**	**612**	**80.1**

Subsequent Periodic Rate Cap (Excludes 1177 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$312,555,762	1,970	38.32	$158,658	6.570	354.78	621	80.8
1.500	$87,821,148	398	10.77	$220,656	7.234	356.56	588	79.3
2.000	$415,314,309	1,998	50.92	$207,865	7.169	358.09	610	79.7
	$815,691,220	**4,366**	**100.00**	**$186,828**	**6.946**	**356.65**	**612**	**80.1**

Range of Lifetime Rate Floor (Excludes 1177 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$17,522,966	74	2.15	$236,797	4.929	353.96	646	80.0
5.001 - 6.000	$162,833,719	766	19.96	$212,577	5.716	356.20	643	77.6
6.001 - 7.000	$293,347,706	1,476	35.96	$198,745	6.559	356.82	627	80.3
7.001 - 8.000	$225,768,844	1,292	27.68	$174,744	7.550	356.80	594	82.1
8.001 - 9.000	$89,528,550	573	10.98	$156,245	8.482	357.03	568	80.9
9.001 - 10.000	$20,493,107	141	2.51	$145,341	9.494	356.79	534	75.3
> 10.000	$6,196,328	44	0.76	$140,826	10.710	357.23	524	68.8
	$815,691,220	**4,366**	**100.00**	**$186,828**	**6.946**	**356.65**	**612**	**80.1**

Aggregate

ARM and Fixed $1,057,967,871

Detailed Report

Next Interest Adjustment Date (Excludes 1177 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
02/05	$6,849,299	26	0.84	$263,435	6.667	358.00	614	81.5
03/05	$2,502,513	9	0.31	$278,057	6.595	356.20	625	82.7
08/05	$19,974,630	81	2.45	$246,600	6.817	358.00	626	85.2
09/05	$8,667,982	35	1.06	$247,657	6.845	358.36	611	80.2
10/05	$64,412	1	0.01	$64,412	7.600	348.00	543	72.2
11/05	$768,435	8	0.09	$96,054	7.487	349.91	598	82.4
12/05	$4,749,363	33	0.58	$143,920	7.261	350.59	587	81.9
01/06	$8,651,282	43	1.06	$201,193	6.433	351.17	612	79.9
02/06	$14,156,391	74	1.74	$191,303	6.834	352.26	613	81.7
03/06	$17,864,538	108	2.19	$165,412	7.056	353.54	592	80.2
04/06	$56,292,677	305	6.90	$184,566	6.822	354.34	601	80.0
05/06	$65,371,534	408	8.01	$160,224	7.091	355.31	586	78.8
06/06	$50,406,181	305	6.18	$165,266	7.014	356.02	615	79.6
07/06	$48,173,926	238	5.91	$202,411	7.050	357.00	615	80.8
08/06	$267,318,642	1,280	32.77	$208,843	7.253	358.00	607	79.5
09/06	$81,546,492	400	10.00	$203,866	7.165	358.99	613	80.8
10/06	$654,155	7	0.08	$93,451	7.772	348.88	595	83.9
12/06	$587,927	6	0.07	$97,988	7.716	350.32	588	83.9
01/07	$763,625	6	0.09	$127,271	6.662	351.63	660	81.9
02/07	$2,650,008	16	0.32	$165,625	6.100	352.61	629	84.1
03/07	$6,924,717	47	0.85	$147,334	6.200	353.54	635	81.7
04/07	$31,706,532	225	3.89	$140,918	6.239	354.53	632	80.7
05/07	$61,500,329	402	7.54	$152,986	6.221	355.46	635	80.9
06/07	$26,628,572	165	3.26	$161,385	6.228	356.02	627	80.0
07/07	$2,548,199	11	0.31	$231,654	6.815	357.00	637	79.7
08/07	$13,648,181	60	1.67	$227,470	6.642	358.00	634	78.0
09/07	$3,817,061	19	0.47	$200,898	6.924	359.00	618	84.1
01/09	$354,601	2	0.04	$177,300	5.908	351.00	657	71.2
04/09	$1,226,504	5	0.15	$245,301	6.218	354.00	625	83.2
05/09	$206,952	1	0.03	$206,952	5.990	355.00	598	78.5
07/09	$373,787	1	0.05	$373,787	5.750	357.00	664	75.0
08/09	$7,090,028	31	0.87	$228,711	6.627	358.00	635	74.6
09/09	$1,651,745	8	0.20	$206,468	6.641	359.00	625	81.1
	$815,691,220	**4,366**	**100.00**	**$186,828**	**6.946**	**356.65**	**612**	**80.1**

Group 1

ARM and Fixed $785,561,649

Detailed Report

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

			Range
Total Number of Loans		4,715	
Total Outstanding Balance		$785,561,649	
Average Loan Balance		$166,609	$24,839 to $498,051
WA Mortgage Rate		6.881%	4.500% to 12.850%
Net WAC		6.372%	3.991% to 12.341%
ARM Characteristics			
WA Gross Margin		6.249%	3.875% to 8.000%
WA Months to First Roll		23	4 to 59
WA First Periodic Cap		2.872%	1.000% to 5.000%
WA Subsequent Periodic Cap		1.557%	1.000% to 2.000%
WA Lifetime Cap		13.626%	10.500% to 18.940%
WA Lifetime Floor		6.991%	4.150% to 11.940%
WA Original Term (months)		356	120 to 360
WA Remaining Term (months)		352	116 to 359
WA LTV		78.65%	6.34% to 100.00%
Percentage of Pool with CLTV > 100%		0.00%	
WA FICO		619	
WA DTI%		40.58%	
Secured by (% of pool)	1st Liens	99.42%	
	2nd Liens	0.58%	
Prepayment Penalty at Loan Orig (% of all loans)		81.69%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	42.19%	SFR	76.16%	FULL	58.80%	RCO	68.32%	OO	94.80%	A	82.90%	0	18.31%
IL	7.51%	PUD	7.99%	STATED	41.20%	PUR	20.28%	INV	4.69%	A-	3.36%	6	0.25%
FL	6.76%	2 FAM	6.31%			RNC	11.39%	2H	0.51%	B	7.70%	12	6.48%
NY	4.03%	CND	5.44%							C	4.41%	23	0.04%
MD	3.21%	3 FAM	1.80%							C-	0.37%	24	42.09%
										D	1.26%	35	0.03%
												36	32.80%

Group 1

ARM and Fixed $785,561,649

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$5,607,890	25	0.71	$224,316	6.593	358.22	618	81.2
1/29 LIB6M	$18,461,691	90	2.35	$205,130	6.880	358.29	632	85.0
2/28 LIB6M	$425,424,712	2,552	54.16	$166,702	7.262	356.91	600	79.5
2/28 LIB6M - IO	$27,419,751	126	3.49	$217,617	6.269	356.51	660	80.3
3/27 LIB6M	$108,879,326	767	13.86	$141,955	6.403	355.56	630	80.8
3/27 LIB6M - IO	$16,138,426	100	2.05	$161,384	5.702	355.24	663	80.1
5/25 LIB6M	$6,114,673	31	0.78	$197,248	6.649	357.85	627	76.0
5/25 LIB6M - IO	$1,499,219	7	0.19	$214,174	6.221	356.44	650	75.5
10Yr Fixed	$142,115	2	0.02	$71,058	6.453	116.72	653	44.9
15Yr Fixed	$10,583,354	81	1.35	$130,659	6.275	175.42	647	68.6
15Yr Fixed - 2nd	$159,100	2	0.02	$79,550	10.672	177.63	660	98.9
20Yr Fixed	$6,776,738	46	0.86	$147,320	6.466	235.25	627	66.8
20Yr Fixed - 2nd	$4,172,162	75	0.53	$55,629	10.235	238.04	672	98.5
30Yr Fixed	$149,337,238	788	19.01	$189,514	6.386	355.72	644	74.4
30Yr Fixed - IO	$4,594,347	20	0.58	$229,717	6.310	356.11	665	74.3
30/15 Fixed Balloon - 2nd	$250,907	3	0.03	$83,636	10.824	179.00	682	100.0
	$785,561,649	**4,715**	**100.00**	**$166,609**	**6.881**	**352.23**	**619**	**78.6**

Original Term

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$609,545,689	3,698	77.59	$164,831	6.996	356.67	612	79.9
Fixed 120	$142,115	2	0.02	$71,058	6.453	116.72	653	44.9
Fixed 180	$10,993,360	86	1.40	$127,830	6.443	175.54	648	69.8
Fixed 240	$10,948,900	121	1.39	$90,487	7.902	236.31	644	78.9
Fixed 360	$153,931,585	808	19.60	$190,509	6.383	355.73	645	74.4
	$785,561,649	**4,715**	**100.00**	**$166,609**	**6.881**	**352.23**	**619**	**78.6**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $25,000.00	$124,561	5	0.02	$24,912	10.782	237.20	646	99.6
$25,000.01 - $50,000.00	$2,695,523	63	0.34	$42,786	8.573	306.29	618	78.8
$50,000.01 - $75,000.00	$25,250,423	399	3.21	$63,284	7.522	339.98	610	79.4
$75,000.01 - $100,000.00	$49,501,620	559	6.30	$88,554	7.258	343.19	612	78.4
$100,000.01 - $150,000.00	$155,835,779	1,256	19.84	$124,073	7.020	351.66	615	78.9
$150,000.01 - $200,000.00	$171,325,880	983	21.81	$174,289	6.948	353.32	614	77.6
$200,000.01 - $250,000.00	$149,925,607	671	19.09	$223,436	6.818	354.82	618	78.4
$250,000.01 - $300,000.00	$135,687,294	493	17.27	$275,228	6.666	353.71	622	79.1
$300,000.01 - $350,000.00	$73,748,212	232	9.39	$317,880	6.574	354.93	631	79.9

Group 1

ARM and Fixed $785,561,649

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$350,000.01 - $400,000.00	$11,916,238	32	1.52	$372,382	6.445	350.32	653	80.3
$400,000.01 - $450,000.00	$7,622,208	18	0.97	$423,456	6.273	355.26	678	79.7
$450,000.01 - $500,000.00	$1,928,305	4	0.25	$482,076	5.794	355.53	682	74.0
	$785,561,649	**4,715**	**100.00**	**$166,609**	**6.881**	**352.23**	**619**	**78.6**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$3,470,869	32	0.44	$108,465	7.265	356.49	618	86.8
Alaska	$513,389	2	0.07	$256,695	6.480	354.54	628	80.0
Arizona	$14,546,558	125	1.85	$116,372	6.431	348.16	634	81.5
Arkansas	$1,646,427	15	0.21	$109,762	7.605	350.92	641	88.4
California	$331,429,140	1,586	42.19	$208,972	6.722	351.83	620	75.5
Colorado	$5,244,319	34	0.67	$154,245	6.294	354.19	634	79.7
Connecticut	$9,358,329	53	1.19	$176,572	7.244	356.05	617	80.7
Delaware	$1,839,957	15	0.23	$122,664	7.250	343.00	598	83.4
Florida	$53,107,713	384	6.76	$138,301	7.039	350.88	611	80.8
Georgia	$14,318,793	110	1.82	$130,171	7.388	355.73	611	82.8
Hawaii	$13,891,193	44	1.77	$315,709	5.404	341.87	687	74.0
Idaho	$1,478,888	14	0.19	$105,635	6.858	354.34	624	82.0
Illinois	$58,956,757	358	7.51	$164,684	7.338	355.72	619	82.1
Indiana	$8,944,541	77	1.14	$116,163	7.111	342.72	624	81.7
Iowa	$1,724,530	16	0.22	$107,783	6.934	351.35	608	79.4
Kansas	$4,033,674	33	0.51	$122,233	6.986	355.95	633	83.8
Kentucky	$3,520,595	36	0.45	$97,794	6.563	347.38	618	81.1
Louisiana	$4,187,127	38	0.53	$110,188	7.027	351.18	625	82.3
Maine	$815,464	6	0.10	$135,911	6.482	340.88	619	75.7
Maryland	$25,231,008	141	3.21	$178,943	7.053	355.04	612	81.0
Massachusetts	$8,378,679	40	1.07	$209,467	6.689	347.78	609	72.8
Michigan	$18,296,287	146	2.33	$125,317	7.168	353.07	620	82.2
Minnesota	$15,260,183	103	1.94	$148,157	6.556	356.13	635	81.5
Mississippi	$2,081,020	20	0.26	$104,051	6.955	356.56	622	80.3
Missouri	$12,216,792	112	1.56	$109,079	7.175	354.41	617	83.6
Montana	$517,400	4	0.07	$129,350	7.685	357.31	597	87.0
Nebraska	$1,290,964	14	0.16	$92,212	6.995	355.61	610	83.8
Nevada	$22,085,683	119	2.81	$185,594	7.365	356.51	604	80.0
New Hampshire	$1,026,840	6	0.13	$171,140	7.011	356.85	582	80.9
New Jersey	$7,874,593	44	1.00	$178,968	7.179	357.30	620	79.1
New Mexico	$2,319,835	17	0.30	$136,461	8.058	351.19	582	83.8
New York	$31,662,920	142	4.03	$222,978	6.861	349.68	617	78.1
North Carolina	$7,581,296	65	0.97	$116,635	7.187	353.81	615	82.5
North Dakota	$62,746	1	0.01	$62,746	6.400	355.00	615	80.0

Group 1

ARM and Fixed $785,561,649

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Ohio	$17,468,485	160	2.22	$109,178	6.980	352.71	613	83.7
Oklahoma	$1,046,403	12	0.13	$87,200	7.486	329.27	588	84.0
Oregon	$6,192,043	39	0.79	$158,770	6.408	355.57	629	80.2
Pennsylvania	$11,747,760	100	1.50	$117,478	7.194	352.30	603	82.1
Rhode Island	$4,362,795	27	0.56	$161,585	6.958	351.63	601	74.4
South Carolina	$4,391,156	37	0.56	$118,680	7.014	351.40	628	83.9
South Dakota	$265,312	2	0.03	$132,656	7.506	353.68	585	76.7
Tennessee	$7,062,009	68	0.90	$103,853	6.844	345.03	622	81.1
Texas	$5,791,893	52	0.74	$111,383	6.691	339.14	624	79.0
Utah	$1,045,681	7	0.13	$149,383	6.268	356.65	660	78.2
Virginia	$19,398,470	128	2.47	$151,551	7.002	356.20	607	80.6
Washington	$6,406,179	36	0.82	$177,949	6.697	351.93	612	83.9
West Virginia	$1,577,148	15	0.20	$105,143	7.413	353.90	589	83.8
Wisconsin	$9,577,118	78	1.22	$122,784	7.203	355.52	619	82.0
Wyoming	$314,686	2	0.04	$157,343	6.065	356.66	652	90.0
	$785,561,649	**4,715**	**100.00**	**$166,609**	**6.881**	**352.23**	**619**	**78.6**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$24,539,324	174	3.12	$141,031	6.689	336.97	619	42.3
50.01 - 55.00	$14,481,436	83	1.84	$174,475	6.480	347.82	626	52.9
55.01 - 60.00	$31,065,252	176	3.95	$176,507	6.794	347.24	605	58.1
60.01 - 65.00	$38,510,289	219	4.90	$175,846	6.828	352.17	590	63.2
65.01 - 70.00	$60,986,747	335	7.76	$182,050	6.919	350.78	598	68.7
70.01 - 75.00	$75,040,966	433	9.55	$173,305	6.955	350.67	596	73.8
75.01 - 80.00	$230,576,036	1,445	29.35	$159,568	6.584	354.12	626	79.6
80.01 - 85.00	$104,137,584	600	13.26	$173,563	7.038	354.75	611	84.4
85.01 - 90.00	$144,177,559	846	18.35	$170,423	7.037	355.62	627	89.6
90.01 - 95.00	$46,241,049	257	5.89	$179,926	7.159	354.71	657	94.7
95.01 - 100.00	$15,805,407	147	2.01	$107,520	8.410	320.38	665	99.9
	$785,561,649	**4,715**	**100.00**	**$166,609**	**6.881**	**352.23**	**619**	**78.6**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 4.500	$869,277	4	0.11	$217,319	4.500	309.74	682	60.1
4.501 - 5.000	$10,990,847	55	1.40	$199,834	4.864	350.10	660	77.5
5.001 - 5.500	$53,290,582	245	6.78	$217,513	5.296	346.18	669	73.7
5.501 - 6.000	$129,261,116	719	16.45	$179,779	5.830	350.39	645	76.6

Group 1

ARM and Fixed $785,561,649

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6.001 - 6.500	$152,313,499	887	19.39	$171,718	6.286	351.49	640	77.5
6.501 - 7.000	$131,741,239	760	16.77	$173,344	6.841	354.69	622	79.1
7.001 - 7.500	$98,053,725	617	12.48	$158,920	7.284	354.65	607	80.5
7.501 - 8.000	$105,723,172	676	13.46	$156,395	7.795	355.80	585	81.8
8.001 - 8.500	$44,879,317	297	5.71	$151,109	8.261	355.36	575	80.5
8.501 - 9.000	$30,109,717	216	3.83	$139,397	8.759	352.16	569	82.5
9.001 - 9.500	$10,384,995	80	1.32	$129,812	9.250	351.58	554	79.3
9.501 - 10.000	$9,076,765	67	1.16	$135,474	9.816	346.93	539	74.2
10.001 - 10.500	$3,029,161	28	0.39	$108,184	10.289	336.66	550	74.1
10.501 - 11.000	$3,651,121	36	0.46	$101,420	10.778	315.07	573	79.5
11.001 - 11.500	$1,283,066	14	0.16	$91,648	11.268	308.71	572	79.0
11.501 - 12.000	$792,339	10	0.10	$79,234	11.752	305.39	562	82.1
12.001 - 12.500	$82,538	3	0.01	$27,513	12.259	238.00	619	100.0
12.501 - 13.000	$29,172	1	0.00	$29,172	12.850	238.00	596	100.0
	$785,561,649	**4,715**	**100.00**	**$166,609**	**6.881**	**352.23**	**619**	**78.6**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$598,277,569	3,691	76.16	$162,091	6.871	351.83	616	78.5
PUD	$62,744,900	347	7.99	$180,821	6.843	351.57	620	79.4
2 FAM	$49,573,292	247	6.31	$200,702	7.073	355.09	626	78.8
CND	$42,726,499	281	5.44	$152,052	6.947	353.56	628	80.4
3 FAM	$14,105,813	56	1.80	$251,890	6.815	354.76	640	76.5
4 FAM	$11,667,598	40	1.49	$291,690	6.660	354.85	665	74.7
MNF	$2,213,356	21	0.28	$105,398	7.176	351.58	591	76.9
SFRA	$2,188,347	17	0.28	$128,726	6.493	354.47	632	80.9
CNDP	$1,731,142	11	0.22	$157,377	6.830	357.61	631	83.1
APUD	$234,971	3	0.03	$78,324	6.530	354.45	581	80.3
TWN	$98,161	1	0.01	$98,161	6.800	356.00	634	78.8
	$785,561,649	**4,715**	**100.00**	**$166,609**	**6.881**	**352.23**	**619**	**78.6**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$536,714,878	3,055	68.32	$175,684	6.902	352.77	610	77.0
PUR	$159,341,200	1,082	20.28	$147,265	6.859	352.64	649	84.0
RNC	$89,505,571	578	11.39	$154,854	6.793	348.24	618	78.8
	$785,561,649	**4,715**	**100.00**	**$166,609**	**6.881**	**352.23**	**619**	**78.6**

Group 1

ARM and Fixed $785,561,649

Detailed Report

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$744,717,516	4,429	94.80	$168,146	6.864	352.13	618	78.7
INV	$36,838,380	261	4.69	$141,143	7.251	353.82	644	77.9
2H	$4,005,753	25	0.51	$160,230	6.586	355.37	650	81.3
	$785,561,649	**4,715**	**100.00**	**$166,609**	**6.881**	**352.23**	**619**	**78.6**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$142,115	2	0.02	$71,058	6.453	116.72	653	44.9
121 - 180	$10,993,360	86	1.40	$127,830	6.443	175.54	648	69.8
181 - 300	$10,948,900	121	1.39	$90,487	7.902	236.31	644	78.9
301 - 360	$763,477,274	4,506	97.19	$169,436	6.873	356.48	618	78.8
	$785,561,649	**4,715**	**100.00**	**$166,609**	**6.881**	**352.23**	**619**	**78.6**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$461,943,656	2,981	58.80	$154,963	6.750	351.28	612	78.9
STATED INCOME	$323,617,993	1,734	41.20	$186,631	7.068	353.58	629	78.3
	$785,561,649	**4,715**	**100.00**	**$166,609**	**6.881**	**352.23**	**619**	**78.6**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$349,503	3	0.04	$116,501	5.766	356.07	812	59.1
781 - 800	$5,064,606	25	0.64	$202,584	5.808	344.85	791	76.2
761 - 780	$8,527,672	49	1.09	$174,034	6.101	342.70	772	78.0
741 - 760	$14,077,630	76	1.79	$185,232	6.064	350.23	751	76.8
721 - 740	$17,198,344	93	2.19	$184,928	6.318	351.01	730	80.9
701 - 720	$25,861,339	148	3.29	$174,739	6.400	347.15	710	80.7
681 - 700	$44,540,833	244	5.67	$182,544	6.234	348.63	690	79.6
661 - 680	$60,225,362	342	7.67	$176,098	6.513	352.55	670	81.1
641 - 660	$98,244,797	578	12.51	$169,974	6.465	350.99	650	81.3
621 - 640	$116,209,570	699	14.79	$166,251	6.553	352.12	630	80.4
601 - 620	$101,130,194	638	12.87	$158,511	6.789	351.77	610	79.8
581 - 600	$80,423,159	482	10.24	$166,853	6.961	353.21	590	78.5
561 - 580	$72,055,502	460	9.17	$156,642	7.273	352.74	571	79.1
541 - 560	$53,272,415	328	6.78	$162,416	7.561	354.91	551	74.6

Group 1

ARM and Fixed $785,561,649

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
521 - 540	$45,094,133	280	5.74	$161,050	8.008	356.41	531	72.5
501 - 520	$41,707,494	258	5.31	$161,657	8.322	356.21	511	70.9
<= 500	$1,579,097	12	0.20	$131,591	9.060	356.58	497	70.3
	$785,561,649	**4,715**	**100.00**	**$166,609**	**6.881**	**352.23**	**619**	**78.6**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
A	$651,266,978	3,865	82.90	$168,504	6.721	351.98	630	79.7
A-	$26,368,744	159	3.36	$165,841	7.453	354.33	571	76.8
B	$60,510,708	385	7.70	$157,171	7.374	352.60	576	75.8
C	$34,621,713	229	4.41	$151,187	7.910	353.71	556	69.5
C-	$2,932,022	18	0.37	$162,890	9.009	355.94	549	68.6
D	$9,861,484	59	1.26	$167,144	8.629	354.43	551	67.5
	$785,561,649	**4,715**	**100.00**	**$166,609**	**6.881**	**352.23**	**619**	**78.6**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$143,859,315	902	18.31	$159,489	7.342	354.46	618	81.6
6	$1,944,449	9	0.25	$216,050	6.384	354.00	626	82.7
12	$50,894,195	251	6.48	$202,766	6.868	352.94	615	76.3
23	$316,350	1	0.04	$316,350	6.300	355.00	689	95.0
24	$330,631,711	1,943	42.09	$170,166	7.104	356.32	603	79.0
35	$258,920	1	0.03	$258,920	6.990	355.00	553	80.0
36	$257,656,709	1,608	32.80	$160,234	6.344	345.57	641	77.0
	$785,561,649	**4,715**	**100.00**	**$166,609**	**6.881**	**352.23**	**619**	**78.6**

Group 1

ARM and Fixed $785,561,649

Detailed Report

Range of Months to Roll (Excludes 1017 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	4	$5,840,621	26	0.96	$224,639	6.649	357.30	615	81.1
7 - 12	10	$18,748,603	92	3.08	$203,789	6.900	358.12	631	85.0
13 - 18	17	$52,012,313	317	8.53	$164,077	6.888	353.11	598	79.9
19 - 24	21	$400,496,111	2,360	65.70	$169,702	7.242	357.39	605	79.4
25 - 31	31	$61,218,377	428	10.04	$143,034	6.174	354.50	639	81.0
32 - 37	33	$63,615,773	437	10.44	$145,574	6.440	356.52	630	80.5
>= 38	58	$7,613,892	38	1.25	$200,366	6.565	357.58	632	75.9
		$609,545,689	**3,698**	**100.00**	**$164,831**	**6.996**	**356.67**	**612**	**79.9**

Range of Margin (Excludes 1017 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.001 - 4.000	$266,339	1	0.04	$266,339	4.875	355.00	751	80.0
4.001 - 5.000	$23,325,956	119	3.83	$196,016	5.746	354.61	632	77.0
5.001 - 6.000	$319,576,933	1,789	52.43	$178,634	6.634	357.03	630	80.9
6.001 - 7.000	$212,622,606	1,339	34.88	$158,792	7.528	356.79	585	78.2
7.001 - 8.000	$53,753,854	450	8.82	$119,453	7.599	354.94	596	82.1
6.249	**$609,545,689**	**3,698**	**100.00**	**$164,831**	**6.996**	**356.67**	**612**	**79.9**

Range of Maximum Rates (Excludes 1017 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.001 - 10.500	$600,348	3	0.10	$200,116	4.500	355.31	655	72.4
10.501 - 11.000	$8,960,970	46	1.47	$194,804	4.884	353.84	651	80.3
11.001 - 11.500	$16,412,959	83	2.69	$197,746	5.324	354.38	662	79.4
11.501 - 12.000	$50,682,219	317	8.31	$159,881	5.799	355.16	644	79.9
12.001 - 12.500	$67,203,106	436	11.03	$154,136	6.075	355.53	643	79.5
12.501 - 13.000	$64,835,820	381	10.64	$170,173	6.322	356.46	627	78.3
13.001 - 13.500	$82,516,912	500	13.54	$165,034	6.701	356.77	621	77.6
13.501 - 14.000	$106,163,864	638	17.42	$166,401	7.051	357.07	612	80.8
14.001 - 14.500	$59,847,060	359	9.82	$166,705	7.373	357.40	607	81.7
14.501 - 15.000	$70,685,910	405	11.60	$174,533	7.821	357.55	583	82.4
15.001 - 15.500	$34,177,175	205	5.61	$166,718	8.280	357.70	569	80.7
15.501 - 16.000	$25,176,150	172	4.13	$146,373	8.760	357.69	564	82.5
16.001 - 16.500	$8,472,935	61	1.39	$138,901	9.253	357.19	537	77.9
16.501 - 17.000	$7,613,931	48	1.25	$158,624	9.815	357.16	522	71.0
17.001 - 17.500	$2,499,787	18	0.41	$138,877	10.279	357.14	526	68.9
17.501 - 18.000	$2,403,623	16	0.39	$150,226	10.768	357.05	519	69.0
18.001 - 18.500	$800,159	6	0.13	$133,360	11.227	357.29	533	66.4

Group 1

ARM and Fixed $785,561,649

Detailed Report

Range of Maximum Rates (Excludes 1017 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
18.501 - 19.000	$492,760	4	0.08	$123,190	11.781	358.40	523	71.6
13.626	**$609,545,689**	**3,698**	**100.00**	**$164,831**	**6.996**	**356.67**	**612**	**79.9**

Initial Periodic Rate Cap (Excludes 1017 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$91,688	1	0.02	$91,688	8.500	358.00	660	90.0
1.500	$17,670,709	98	2.90	$180,313	7.988	354.26	528	73.8
2.000	$51,551,826	263	8.46	$196,015	6.871	356.57	609	81.1
3.000	$539,931,143	3,334	88.58	$161,947	6.976	356.76	614	80.0
4.000	$232,721	1	0.04	$232,721	6.350	354.00	632	95.0
5.000	$67,601	1	0.01	$67,601	8.275	351.00	537	80.0
	$609,545,689	**3,698**	**100.00**	**$164,831**	**6.996**	**356.67**	**612**	**79.9**

Subsequent Periodic Rate Cap (Excludes 1017 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$238,451,740	1,661	39.12	$143,559	6.527	354.93	624	81.0
1.500	$63,519,385	334	10.42	$190,178	7.370	356.33	585	78.8
2.000	$307,574,564	1,703	50.46	$180,607	7.283	358.08	608	79.2
	$609,545,689	**3,698**	**100.00**	**$164,831**	**6.996**	**356.67**	**612**	**79.9**

Range of Lifetime Rate Floor (Excludes 1017 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$11,979,974	61	1.97	$196,393	4.914	354.29	654	77.4
5.001 - 6.000	$113,670,545	627	18.65	$181,293	5.716	356.09	648	77.7
6.001 - 7.000	$213,210,638	1,255	34.98	$169,889	6.569	356.79	628	79.9
7.001 - 8.000	$182,092,404	1,163	29.87	$156,571	7.550	356.72	593	81.8
8.001 - 9.000	$66,187,770	438	10.86	$151,114	8.458	357.38	567	81.1
9.001 - 10.000	$16,208,029	110	2.66	$147,346	9.516	357.15	530	74.7
> 10.000	$6,196,328	44	1.02	$140,826	10.710	357.23	524	68.8
	$609,545,689	**3,698**	**100.00**	**$164,831**	**6.996**	**356.67**	**612**	**79.9**

Group 1

ARM and Fixed $785,561,649

Detailed Report

Next Interest Adjustment Date (Excludes 1017 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
02/05	$4,368,927	20	0.72	$218,446	6.691	358.00	619	80.9
03/05	$1,471,694	6	0.24	$245,282	6.524	355.20	603	81.7
08/05	$13,028,599	64	2.14	$203,572	6.887	358.00	631	86.1
09/05	$5,655,592	27	0.93	$209,466	6.923	358.53	633	82.4
10/05	$64,412	1	0.01	$64,412	7.600	348.00	543	72.2
11/05	$596,572	6	0.10	$99,429	7.220	349.88	604	81.7
12/05	$3,386,457	25	0.56	$135,458	6.987	350.66	586	81.6
01/06	$4,742,398	28	0.78	$169,371	6.356	351.13	620	79.5
02/06	$9,007,077	54	1.48	$166,798	6.875	352.31	607	82.1
03/06	$11,588,837	84	1.90	$137,962	7.354	353.68	586	80.4
04/06	$39,175,548	249	6.43	$157,332	6.869	354.42	597	80.1
05/06	$52,652,128	352	8.64	$149,580	7.019	355.34	591	78.8
06/06	$39,785,295	252	6.53	$157,878	6.949	356.03	614	79.4
07/06	$34,542,081	197	5.67	$175,341	7.190	357.00	610	80.5
08/06	$196,858,274	1,084	32.30	$181,604	7.377	358.00	604	78.9
09/06	$60,096,478	345	9.86	$174,193	7.272	358.98	612	80.5
10/06	$485,186	6	0.08	$80,864	7.296	348.84	602	83.6
12/06	$587,927	6	0.10	$97,988	7.716	350.32	588	83.9
01/07	$481,837	5	0.08	$96,367	6.538	352.00	681	83.0
02/07	$1,752,322	14	0.29	$125,166	6.116	352.65	617	79.8
03/07	$5,988,153	44	0.98	$136,094	6.316	353.60	635	83.5
04/07	$27,041,719	203	4.44	$133,210	6.213	354.58	637	80.9
05/07	$50,267,273	359	8.25	$140,020	6.232	355.50	638	81.1
06/07	$23,115,948	152	3.79	$152,079	6.242	356.03	628	80.0
07/07	$1,356,203	8	0.22	$169,525	6.898	357.00	634	74.0
08/07	$10,398,262	51	1.71	$203,887	6.699	358.00	634	77.5
09/07	$3,436,600	18	0.56	$190,922	6.961	359.00	614	84.5
01/09	$354,601	2	0.06	$177,300	5.908	351.00	657	71.2
04/09	$387,311	2	0.06	$193,655	6.685	354.00	605	79.0
05/09	$206,952	1	0.03	$206,952	5.990	355.00	598	78.5
08/09	$5,236,783	26	0.86	$201,415	6.654	358.00	632	74.2
09/09	$1,428,245	7	0.23	$204,035	6.453	359.00	636	82.0
	$609,545,689	***3,698***	***100.00***	***$164,831***	***6.996***	***356.67***	***612***	***79.9***

Group 2

ARM and Fixed $272,406,223

Detailed Report

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

		Range
Total Number of Loans	828	
Total Outstanding Balance	$272,406,223	
Average Loan Balance	$328,993	$39,873 to $1,113,215
WA Mortgage Rate	6.586%	4.800% to 9.990%
Net WAC	6.077%	4.291% to 9.481%
ARM Characteristics		
WA Gross Margin	6.245%	4.050% to 9.850%
WA Months to First Roll	22	4 to 59
WA First Periodic Cap	2.852%	1.500% to 3.000%
WA Subsequent Periodic Cap	1.582%	1.000% to 2.000%
WA Lifetime Cap	13.454%	10.800% to 16.950%
WA Lifetime Floor	6.789%	4.750% to 9.990%
WA Original Term (months)	359	180 to 360
WA Remaining Term (months)	355	174 to 359
WA LTV	79.16%	30.49% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	627	
WA DTI%	41.51%	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	87.40%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	71.64%	SFR	80.28%	FULL	52.39%	RCO	65.29%	OO	97.79%	A	87.00%	0	12.60%
NY	3.49%	PUD	12.80%	STATED	47.51%	PUR	25.01%	INV	2.21%	A-	2.89%	6	0.77%
FL	3.08%	CND	5.50%	NINA	0.10%	RNC	9.70%			B	5.80%	12	11.01%
IL	2.22%	2 FAM	1.00%							C	3.30%	24	44.80%
VA	1.98%	CNDP	0.38%							C-	0.35%	35	0.06%
										D	0.66%	36	29.77%
												60	1.00%

Group 2

ARM and Fixed $272,406,223

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$3,452,137	8	1.27	$431,517	6.603	358.28	622	82.9
1/29 LIB6M	$9,722,153	24	3.57	$405,090	6.616	358.29	606	81.5
2/28 LIB6M	$110,953,683	364	40.73	$304,818	7.145	356.66	604	81.4
2/28 LIB6M - IO	$52,209,957	164	19.17	$318,353	6.406	356.70	628	79.6
3/27 LIB6M	$15,313,902	52	5.62	$294,498	6.410	355.40	628	79.7
3/27 LIB6M - IO	$11,203,974	46	4.11	$243,565	6.074	355.38	614	80.6
5/25 LIB6M	$2,362,229	7	0.87	$337,461	6.399	357.61	646	75.9
5/25 LIB6M - IO	$927,497	3	0.34	$309,166	6.428	355.20	614	83.5
15Yr Fixed	$1,211,055	3	0.44	$403,685	5.840	176.07	636	68.6
20Yr Fixed	$403,439	1	0.15	$403,439	6.990	238.00	664	90.0
30Yr Fixed	$59,897,667	142	21.99	$421,815	5.898	354.98	671	74.3
30Yr Fixed - IO	$4,748,531	14	1.74	$339,181	6.172	355.91	654	73.2
	$272,406,223	**828**	**100.00**	**$328,993**	**6.586**	**355.26**	**627**	**79.2**

Original Term

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$206,145,531	668	75.68	$308,601	6.799	356.61	613	80.7
Fixed 180	$1,211,055	3	0.44	$403,685	5.840	176.07	636	68.6
Fixed 240	$403,439	1	0.15	$403,439	6.990	238.00	664	90.0
Fixed 360	$64,646,198	156	23.73	$414,399	5.918	355.05	670	74.2
	$272,406,223	***828***	***100.00***	***$328,993***	***6.586***	***355.26***	***627***	***79.2***

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$25,000.01 - $50,000.00	$332,518	7	0.12	$47,503	8.809	354.47	560	65.7
$50,000.01 - $75,000.00	$2,619,437	42	0.96	$62,368	8.701	354.17	564	78.2
$75,000.01 - $100,000.00	$3,838,311	43	1.41	$89,263	8.191	354.98	592	80.2
$100,000.01 - $150,000.00	$6,244,965	50	2.29	$124,899	7.699	355.71	601	81.0
$150,000.01 - $200,000.00	$8,705,769	50	3.20	$174,115	7.048	355.45	584	77.7
$200,000.01 - $250,000.00	$6,932,719	31	2.54	$223,636	7.087	356.22	595	77.6
$250,000.01 - $300,000.00	$9,061,110	33	3.33	$274,579	6.639	356.30	597	78.1
$300,000.01 - $350,000.00	$35,181,175	104	12.91	$338,281	6.545	356.70	616	79.7
$350,000.01 - $400,000.00	$76,165,387	203	27.96	$375,199	6.717	355.71	621	80.5
$400,000.01 - $450,000.00	$54,874,193	129	20.14	$425,381	6.434	352.66	633	80.5
$450,000.01 - $500,000.00	$50,690,066	105	18.61	$482,763	6.193	355.91	648	77.3
$500,000.01 - $550,000.00	$10,545,703	20	3.87	$527,285	6.511	356.15	664	78.5
$550,000.01 - $600,000.00	$3,527,559	6	1.29	$587,927	6.029	356.16	663	72.4
$600,000.01 - $650,000.00	$1,878,171	3	0.69	$626,057	5.133	354.32	674	65.7

Group 2

ARM and Fixed $272,406,223

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$650,000.01 - $700,000.00	$695,924	1	0.26	$695,924	6.200	354.00	606	63.6
> $900,000.00	$1,113,215	1	0.41	$1,113,215	5.000	355.00	694	67.9
	$272,406,223	**828**	**100.00**	**$328,993**	**6.586**	**355.26**	**627**	**79.2**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$610,024	5	0.22	$122,005	8.359	356.00	642	87.0
Arizona	$2,832,753	14	1.04	$202,340	7.108	354.92	634	86.9
Arkansas	$60,906	1	0.02	$60,906	8.350	355.00	546	71.9
California	$195,149,213	511	71.64	$381,897	6.396	355.93	632	78.9
Colorado	$696,935	3	0.26	$232,312	7.562	354.57	600	80.6
Connecticut	$1,927,831	5	0.71	$385,566	5.818	356.27	619	73.2
Delaware	$102,960	1	0.04	$102,960	8.750	356.00	524	80.0
Florida	$8,394,103	32	3.08	$262,316	6.761	356.05	620	78.2
Georgia	$1,361,870	7	0.50	$194,553	7.046	354.75	630	81.7
Hawaii	$1,746,017	3	0.64	$582,006	5.487	353.99	698	72.2
Illinois	$6,056,307	19	2.22	$318,753	7.408	345.17	611	85.3
Indiana	$1,312,354	10	0.48	$131,235	7.056	354.37	582	79.2
Iowa	$163,889	2	0.06	$81,945	8.887	353.71	576	77.0
Kansas	$319,919	4	0.12	$79,980	8.502	355.81	652	86.2
Kentucky	$496,141	5	0.18	$99,228	7.709	355.23	615	82.5
Louisiana	$161,028	3	0.06	$53,676	8.819	355.10	561	83.8
Maryland	$5,078,542	15	1.86	$338,569	6.954	355.52	623	80.1
Massachusetts	$2,322,103	6	0.85	$387,017	6.148	355.14	623	79.7
Michigan	$3,606,516	26	1.32	$138,712	7.873	355.52	590	78.7
Minnesota	$957,043	3	0.35	$319,014	7.813	353.57	635	88.8
Mississippi	$590,080	3	0.22	$196,693	6.680	357.82	597	89.4
Missouri	$1,048,592	5	0.38	$209,718	7.224	356.46	597	76.4
Montana	$472,263	1	0.17	$472,263	7.140	359.00	619	80.0
Nebraska	$112,893	2	0.04	$56,446	8.928	352.75	600	82.8
Nevada	$5,121,763	15	1.88	$341,451	6.702	344.87	593	75.6
New Jersey	$3,915,956	11	1.44	$355,996	7.869	356.62	601	80.6
New Mexico	$499,208	1	0.18	$499,208	7.190	358.00	666	78.9
New York	$9,509,193	26	3.49	$365,738	6.839	351.64	633	79.7
North Carolina	$838,911	6	0.31	$139,818	7.487	354.28	599	82.9
North Dakota	$105,886	1	0.04	$105,886	8.940	351.00	586	85.0
Ohio	$1,199,173	10	0.44	$119,917	7.419	354.15	653	85.3
Oklahoma	$123,406	2	0.05	$61,703	8.923	354.95	556	60.5
Oregon	$2,359,970	8	0.87	$294,996	6.481	353.72	603	74.5
Pennsylvania	$2,104,652	11	0.77	$191,332	7.519	355.88	575	72.4
Rhode Island	$399,257	2	0.15	$199,628	8.725	356.80	543	75.0

Group 2

ARM and Fixed $272,406,223

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
South Carolina	$903,617	4	0.33	$225,904	8.316	357.35	593	85.1
Tennessee	$396,295	5	0.15	$79,259	8.850	353.26	617	87.0
Texas	$978,877	7	0.36	$139,840	7.286	355.53	591	80.0
Utah	$557,686	2	0.20	$278,843	6.083	354.00	641	69.0
Virginia	$5,380,758	20	1.98	$269,038	7.055	356.52	604	80.6
Washington	$1,863,982	5	0.68	$372,796	6.670	356.31	605	84.0
West Virginia	$65,705	1	0.02	$65,705	8.350	353.00	637	88.0
Wisconsin	$355,642	4	0.13	$88,911	8.737	355.92	552	78.5
Wyoming	$146,000	1	0.05	$146,000	5.230	356.00	619	80.0
	$272,406,223	**828**	**100.00**	**$328,993**	**6.586**	**355.26**	**627**	**79.2**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$3,801,894	13	1.40	$292,453	6.158	355.36	666	42.7
50.01 - 55.00	$3,130,853	8	1.15	$391,357	6.221	335.11	617	52.7
55.01 - 60.00	$7,049,589	20	2.59	$352,479	6.306	355.82	612	58.0
60.01 - 65.00	$14,842,927	42	5.45	$353,403	6.283	355.84	629	62.8
65.01 - 70.00	$17,401,031	51	6.39	$341,197	6.500	355.97	612	68.6
70.01 - 75.00	$37,160,019	117	13.64	$317,607	6.643	354.14	608	74.0
75.01 - 80.00	$88,934,701	276	32.65	$322,227	6.352	355.27	635	79.4
80.01 - 85.00	$32,507,879	105	11.93	$309,599	6.887	356.61	613	84.3
85.01 - 90.00	$50,635,584	149	18.59	$339,836	6.806	355.40	634	89.5
90.01 - 95.00	$15,246,279	40	5.60	$381,157	6.976	356.94	644	94.4
95.01 - 100.00	$1,695,465	7	0.62	$242,209	8.108	357.13	648	100.0
	$272,406,223	**828**	**100.00**	**$328,993**	**6.586**	**355.26**	**627**	**79.2**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$6,789,601	14	2.49	$484,972	4.941	353.63	650	82.4
5.001 - 5.500	$29,870,715	77	10.97	$387,931	5.276	351.88	679	73.7
5.501 - 6.000	$59,921,797	158	22.00	$379,252	5.813	354.77	642	75.8
6.001 - 6.500	$57,622,632	160	21.15	$360,141	6.269	356.36	634	79.1
6.501 - 7.000	$42,621,110	113	15.65	$377,178	6.827	354.51	626	82.3
7.001 - 7.500	$23,584,484	65	8.66	$362,838	7.278	357.19	607	84.3
7.501 - 8.000	$23,618,363	73	8.67	$323,539	7.810	357.15	592	82.4
8.001 - 8.500	$12,613,152	66	4.63	$191,108	8.325	356.40	581	81.5
8.501 - 9.000	$11,243,021	70	4.13	$160,615	8.783	355.92	555	78.3
9.001 - 9.500	$3,188,283	24	1.17	$132,845	9.267	355.18	556	78.1

Group 2

ARM and Fixed $272,406,223

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
9.501 - 10.000	$1,333,064	8	0.49	$166,633	9.814	354.52	521	75.1
	$272,406,223	**828**	**100.00**	**$328,993**	**6.586**	**355.26**	**627**	**79.2**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$218,685,272	684	80.28	$319,715	6.579	355.05	626	79.3
PUD	$34,863,647	90	12.80	$387,374	6.583	356.17	622	78.9
CND	$14,971,691	41	5.50	$365,163	6.580	355.83	642	80.0
2 FAM	$2,726,887	8	1.00	$340,861	6.795	357.31	637	68.9
CNDP	$1,021,539	3	0.38	$340,513	7.567	356.62	620	77.0
TWN	$73,741	1	0.03	$73,741	7.800	356.00	690	85.0
MNF	$63,446	1	0.02	$63,446	9.350	351.00	586	85.0
	$272,406,223	**828**	**100.00**	**$328,993**	**6.586**	**355.26**	**627**	**79.2**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$177,846,673	537	65.29	$331,186	6.603	354.80	617	77.9
PUR	$68,139,418	215	25.01	$316,928	6.584	356.28	644	83.0
RNC	$26,420,132	76	9.70	$347,633	6.479	355.76	643	78.0
	$272,406,223	**828**	**100.00**	**$328,993**	**6.586**	**355.26**	**627**	**79.2**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$266,376,173	799	97.79	$333,387	6.567	355.25	626	79.2
INV	$6,030,049	29	2.21	$207,933	7.444	356.04	642	79.4
	$272,406,223	**828**	**100.00**	**$328,993**	**6.586**	**355.26**	**627**	**79.2**

Group 2

ARM and Fixed $272,406,223

Detailed Report

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
121 - 180	$1,211,055	3	0.44	$403,685	5.840	176.07	636	68.6
181 - 300	$403,439	1	0.15	$403,439	6.990	238.00	664	90.0
301 - 360	$270,791,729	824	99.41	$328,631	6.589	356.24	627	79.2
	$272,406,223	**828**	**100.00**	**$328,993**	**6.586**	**355.26**	**627**	**79.2**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$142,700,010	459	52.39	$310,893	6.370	355.57	624	78.8
STATED INCOME	$129,424,424	368	47.51	$351,697	6.824	354.93	630	79.6
NINA	$281,789	1	0.10	$281,789	6.875	351.00	625	80.0
	$272,406,223	**828**	**100.00**	**$328,993**	**6.586**	**355.26**	**627**	**79.2**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
781 - 800	$1,260,913	3	0.46	$420,304	5.868	355.82	789	76.7
761 - 780	$5,015,084	11	1.84	$455,917	5.685	354.25	773	70.8
741 - 760	$6,876,504	18	2.52	$382,028	5.662	354.82	753	75.0
721 - 740	$6,278,569	16	2.30	$392,411	5.815	355.70	728	75.4
701 - 720	$8,486,118	22	3.12	$385,733	6.273	347.14	708	78.5
681 - 700	$15,979,318	41	5.87	$389,739	6.134	355.64	690	78.8
661 - 680	$26,665,362	65	9.79	$410,236	6.201	354.46	670	80.6
641 - 660	$31,127,548	80	11.43	$389,094	6.344	356.43	651	82.4
621 - 640	$36,593,701	96	13.43	$381,184	6.412	354.16	630	83.6
601 - 620	$49,388,803	163	18.13	$302,999	6.452	356.73	610	79.4
581 - 600	$28,011,439	88	10.28	$318,312	6.619	356.53	590	77.7
561 - 580	$21,144,887	75	7.76	$281,932	7.058	355.78	572	78.1
541 - 560	$17,395,249	70	6.39	$248,504	7.526	352.91	551	75.3
521 - 540	$10,910,377	59	4.01	$184,922	8.220	356.11	531	76.9
501 - 520	$7,145,943	20	2.62	$357,297	8.274	356.09	513	72.2
<= 500	$126,408	1	0.05	$126,408	8.050	356.00	500	75.0
	$272,406,223	**828**	**100.00**	**$328,993**	**6.586**	**355.26**	**627**	**79.2**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
A	$236,990,681	683	87.00	$346,985	6.433	355.49	635	79.8

Group 2

ARM and Fixed $272,406,223

Detailed Report

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
A-	$7,881,740	27	2.89	$291,916	7.328	346.58	585	79.7
B	$15,794,394	61	5.80	$258,924	7.243	355.76	580	75.0
C	$8,990,210	41	3.30	$219,273	8.269	356.41	555	72.6
C-	$950,647	4	0.35	$237,662	8.640	351.76	543	68.7
D	$1,798,551	12	0.66	$149,879	8.290	355.85	548	67.6
	$272,406,223	**828**	**100.00**	**$328,993**	**6.586**	**355.26**	**627**	**79.2**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$34,320,471	105	12.60	$326,862	7.146	355.00	633	81.0
6	$2,092,393	6	0.77	$348,732	6.081	354.00	642	80.5
12	$29,987,209	79	11.01	$379,585	6.639	355.44	615	80.3
24	$122,035,332	389	44.80	$313,716	6.822	356.61	610	80.5
35	$169,600	1	0.06	$169,600	6.875	355.00	599	80.0
36	$81,086,673	237	29.77	$342,138	6.006	353.34	651	76.0
60	$2,714,546	11	1.00	$246,777	6.012	354.79	668	75.2
	$272,406,223	**828**	**100.00**	**$328,993**	**6.586**	**355.26**	**627**	**79.2**

Range of Months to Roll (Excludes 160 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	4	$3,511,191	9	1.70	$390,132	6.646	357.89	621	82.9
7 - 12	10	$9,958,422	25	4.83	$398,337	6.690	358.02	604	81.2
13 - 18	17	$31,470,367	113	15.27	$278,499	6.677	353.04	611	80.1
19 - 24	22	$131,397,949	413	63.74	$318,155	6.958	357.57	612	81.0
25 - 31	30	$15,086,568	57	7.32	$264,677	6.087	354.35	621	80.6
32 - 37	33	$11,431,308	41	5.55	$278,812	6.507	356.77	624	79.3
>= 38	57	$3,289,726	10	1.60	$328,973	6.407	356.93	637	78.0
		$206,145,531	**668**	**100.00**	**$308,601**	**6.799**	**356.61**	**613**	**80.7**

Range of Margin (Excludes 160 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$11,730,865	33	5.69	$355,481	5.683	354.37	623	79.5
5.001 - 6.000	$120,158,099	326	58.29	$368,583	6.518	357.13	626	81.7
6.001 - 7.000	$54,123,555	153	26.26	$353,749	7.061	356.72	597	79.0
7.001 - 8.000	$4,277,977	12	2.08	$356,498	7.679	354.83	564	81.0

Group 2

ARM and Fixed $272,406,223

Detailed Report

Range of Margin (Excludes 160 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.001 - 9.000	$14,153,037	124	6.87	$114,137	8.532	354.45	578	80.4
9.001 - 10.000	$1,701,997	20	0.83	$85,100	9.388	354.47	567	77.8
6.245	**$206,145,531**	**668**	**100.00**	**$308,601**	**6.799**	**356.61**	**613**	**80.7**

Range of Maximum Rates (Excludes 160 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.501 - 11.000	$5,173,467	12	2.51	$431,122	4.922	353.20	633	86.0
11.001 - 11.500	$7,144,445	21	3.47	$340,212	5.243	354.23	634	78.8
11.501 - 12.000	$12,961,297	37	6.29	$350,305	5.874	354.10	626	79.2
12.001 - 12.500	$22,008,835	64	10.68	$343,888	6.091	354.96	628	79.3
12.501 - 13.000	$31,844,316	89	15.45	$357,801	6.040	357.23	629	77.1
13.001 - 13.500	$28,734,899	82	13.94	$350,426	6.423	357.67	624	79.7
13.501 - 14.000	$34,739,724	90	16.85	$385,997	6.922	357.64	620	83.7
14.001 - 14.500	$22,305,788	84	10.82	$265,545	7.505	356.96	597	84.1
14.501 - 15.000	$23,232,181	108	11.27	$215,113	8.026	356.88	585	81.8
15.001 - 15.500	$9,371,489	46	4.55	$203,728	8.476	356.90	584	82.0
15.501 - 16.000	$6,531,184	26	3.17	$251,199	8.891	356.70	554	77.6
16.001 - 16.500	$1,402,699	7	0.68	$200,386	9.218	356.94	549	77.1
16.501 - 17.000	$695,207	2	0.34	$347,604	9.869	357.50	507	75.0
13.454	**$206,145,531**	**668**	**100.00**	**$308,601**	**6.799**	**356.61**	**613**	**80.7**

Initial Periodic Rate Cap (Excludes 160 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500	$4,886,400	13	2.37	$375,877	7.930	354.96	529	76.2
2.000	$23,232,585	58	11.27	$400,562	6.165	356.46	616	82.5
3.000	$178,026,546	597	86.36	$298,202	6.851	356.68	615	80.6
	$206,145,531	**668**	**100.00**	**$308,601**	**6.799**	**356.61**	**613**	**80.7**

Group 2

ARM and Fixed $272,406,223

Detailed Report

Subsequent Periodic Rate Cap (Excludes 160 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$74,104,022	309	35.95	$239,819	6.707	354.29	612	80.2
1.500	$24,301,763	64	11.79	$379,715	6.876	357.15	596	80.6
2.000	$107,739,746	295	52.26	$365,219	6.845	358.09	618	81.1
	$206,145,531	**668**	**100.00**	**$308,601**	**6.799**	**356.61**	**613**	**80.7**

Range of Lifetime Rate Floor (Excludes 160 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$5,542,992	13	2.69	$426,384	4.961	353.25	631	85.6
5.001 - 6.000	$49,163,174	139	23.85	$353,692	5.718	356.45	630	77.5
6.001 - 7.000	$80,137,068	221	38.87	$362,611	6.531	356.91	626	81.4
7.001 - 8.000	$43,676,440	129	21.19	$338,577	7.551	357.11	597	83.2
8.001 - 9.000	$23,340,779	135	11.32	$172,895	8.550	356.06	569	80.1
9.001 - 10.000	$4,285,078	31	2.08	$138,228	9.410	355.42	547	77.6
	$206,145,531	**668**	**100.00**	**$308,601**	**6.799**	**356.61**	**613**	**80.7**

Next Interest Adjustment Date (Excludes 160 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
02/05	$2,480,372	6	1.20	$413,395	6.625	358.00	606	82.4
03/05	$1,030,819	3	0.50	$343,606	6.696	357.63	657	84.1
08/05	$6,946,031	17	3.37	$408,590	6.687	358.00	618	83.4
09/05	$3,012,391	8	1.46	$376,549	6.699	358.06	570	76.1
11/05	$171,863	2	0.08	$85,932	8.414	350.00	577	84.7
12/05	$1,362,906	8	0.66	$170,363	7.941	350.42	588	82.8
01/06	$3,908,884	15	1.90	$260,592	6.526	351.23	602	80.3
02/06	$5,149,313	20	2.50	$257,466	6.762	352.18	622	81.1
03/06	$6,275,702	24	3.04	$261,488	6.505	353.29	602	80.0
04/06	$17,117,129	56	8.30	$305,663	6.714	354.15	611	79.6
05/06	$12,719,406	56	6.17	$227,132	7.392	355.18	567	79.1
06/06	$10,620,886	53	5.15	$200,394	7.257	356.01	619	80.6
07/06	$13,631,845	41	6.61	$332,484	6.694	357.00	629	81.6
08/06	$70,460,368	196	34.18	$359,492	6.904	358.00	615	81.1
09/06	$21,450,014	55	10.41	$390,000	6.865	359.00	616	81.6
10/06	$168,969	1	0.08	$168,969	9.140	349.00	573	85.0
01/07	$281,789	1	0.14	$281,789	6.875	351.00	625	80.0
02/07	$897,686	2	0.44	$448,843	6.068	352.52	652	92.4
03/07	$936,564	3	0.45	$312,188	5.459	353.09	635	70.4
04/07	$4,664,812	22	2.26	$212,037	6.388	354.21	602	79.1
05/07	$11,233,056	43	5.45	$261,234	6.171	355.28	620	79.7

Group 2

ARM and Fixed $272,406,223

Detailed Report

Next Interest Adjustment Date (Excludes 160 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
06/07	$3,512,624	13	1.70	$270,202	6.133	356.00	623	80.0
07/07	$1,191,996	3	0.58	$397,332	6.721	357.00	642	86.2
08/07	$3,249,918	9	1.58	$361,102	6.460	358.00	635	79.5
09/07	$380,462	1	0.18	$380,462	6.590	359.00	656	80.0
04/09	$839,193	3	0.41	$279,731	6.003	354.00	634	85.1
07/09	$373,787	1	0.18	$373,787	5.750	357.00	664	75.0
08/09	$1,853,245	5	0.90	$370,649	6.550	358.00	642	75.8
09/09	$223,500	1	0.11	$223,500	7.840	359.00	557	75.0
	$206,145,531	**668**	**100.00**	**$308,601**	**6.799**	**356.61**	**613**	**80.7**